SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September 30, 2004

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F
	__________		__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes		No	X
	__________		__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c.. THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. AND SUBSIDIARIES
FORM 6-K FOR THE PERIOD ENDED SEPTEMBER 30, 2004

		Page
1.	Management's Discussion and Analysis of Financial Condition and Results of Operations for the period January-September 2004.	3
2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-September 2004.	14

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GROUP RESULTS JANUARY – SEPTEMBER 2004

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
Turnover	70,885	58,250	207,578	174,707

Profit for the period	4,483	2,344	13,197	8,148
Exceptional items, net of tax	(18)	(168)	(1,219)	(639)

Profit before exceptional items	4,465	2,176	11,978	7,509

Profit for the period per ordinary share – cents	20.67	10.62	60.28	36.71
Dividends per ordinary share – cents	7.10	6.50	20.95	19.25

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2003 in BP p.l.c.‘s Annual Report on Form 20-F for the year ended December 31, 2003.

The financial information for 2003 has been restated to reflect (a) the transfer of natural gas liquids (NGL) operations from Exploration and Production to Gas, Power and Renewables on January 1, 2004; (b) the adoption by the Group of Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17) with effect from January 1, 2004; and (c) the adoption by the Group of Urgent Issues Task Force Abstract No. 38 ‘Accounting for ESOP Trusts’ with effect from January 1, 2004. For further information, see Note 2 of Notes to Consolidated Financial Statements.

TNK-BP operational and financial information has been estimated.

The third quarter and nine months trading environment was generally stronger than a year ago with higher oil and gas realizations and higher refining and chemicals margins. For the three months ended September 30, 2004 the Brent oil price increased $13.16 per barrel, the Henry Hub gas price was up $0.78 per mmbtu, the refining Global Indicator Margin increased $1.61 per barrel and the Chemicals Indicator Margin increased $30 per tonne compared with a year ago. For the nine months, the Brent oil price was $7.67 per barrel higher, the Henry Hub gas price was $0.16 per mmbtu higher, the refining Global Indicator Margin was up $2.13 per barrel and the Chemicals Indicator Margin was up $18 per tonne compared with a year ago.

Turnover for the three months and nine months ended September 30, 2004 was $70.9 billion and $207.6 billion respectively, compared with $58.3 billion and $174.7 billion for the equivalent periods in 2003. The increase in turnover for the third quarter reflects increases of around $17.4 billion from higher prices and around $2.0 billion from foreign exchange movements, partly offset by a net decrease of approximately $4.2 billion from lower sales volumes and a decrease of approximately $0.7 billion related to lower production volumes.

The increase in turnover for the nine months reflects $32.9 billion from higher sales prices and $7 billion from foreign exchange movements partly offset by a decrease of approximately $2.5 million from lower sales volumes and a decrease of around $2.3 billion related to lower production volumes.

Profit for the three months ended September 30, 2004 was $4,483 million, including inventory holding gains of $1,027 million. Profit for the three months ended September 30, 2003 was $2,344 million, including inventory holding gains of $84 million. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method. Profit for the nine months ended September 30, 2004 was $13,197 million, including inventory holding gains of $2,137 million. Profit for the nine months ended September 30, 2003 was $8,148 million, after inventory holding losses of $68 million.

Profit before exceptional items was $4,465 million for the three months ended September 30, 2004, compared with $2,176 million for the equivalent period of 2003. Exceptional items are gains and losses on the sale of fixed assets and businesses or termination of operations. Net exceptional gains in the third quarter of 2004 were $18 million (a loss of $15 million before tax) and include a charge arising from the sale of our Fabrics and Fibres business. Net exceptional gains in the third quarter of 2003 were $168 million ($172 million before tax) and principally relate to gains on disposal of certain upstream interests.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

Profit before exceptional items was $11,978 million for the nine months ended September 30, 2004, compared with $7,509 million for the equivalent period of 2003. Net exceptional gains in the nine months of 2004 were $1,219 million ($1,088 million before tax) and principally relate to net gains from the sale of our interests in PetroChina and Sinopec, and the divestment of certain upstream interests, partially offset by net losses associated with the termination of operations. Net exceptional gains in the nine months of 2003 were $639 million ($846 million before tax) and principally relate to net gains from the sale of certain upstream interests partially offset by a provision for loss on disposal.

Profit before exceptional items for the three months ended September 30, 2004 is after impairment charges of $7 million related to the partner operated Temsah platform in Egypt following a blow-out and subsequent fire offset partly by revisions to impairment estimates made in the prior quarter and a charge of $35 million in respect of Alaskan tankers that are no longer required in Exploration and Production; charges of $206 million, $58 million and $225 million in relation to new, and revisions to existing, environmental and other provisions in Refining and Marketing, Petrochemicals and Other businesses and corporate, respectively, and a charge of $19 million in respect of the separation of the Olefins and Derivatives business in Other businesses and corporate.

Profit before exceptional items for the three months ended September 30, 2003 includes charges of $369 million resulting from new, and revisions to existing, environmental and other provisions and ongoing Veba integration costs of $72 million in Refining and Marketing; charges of $36 million relating to a provision to cover future rental payments on surplus property and charges of $20 million resulting from revisions to environmental and other provisions in Petrochemicals; and charges of $112 million resulting from new, and revisions to existing, environmental and other provisions in Other businesses and corporate.

Profit before exceptional items for the nine months ended September 30, 2004 is after impairment charges of $7 million related to the partner operated Temsah platform in Egypt following a blow-out offset partly by revisions to impairment estimates made in the prior quarter, a charge of $35 million in respect of Alaskan tankers no longer required, an impairment charge of $160 million related to a gas processing plant in the USA and a field in the Gulf of Mexico and an impairment charge of $186 million related to our interests in two fields in Venezuela, Desarrollo Zuli Occidental (DZO) and Boqueron, in Exploration and Production; charges of $206 million, $58 million and $225 million in relation to new, and revisions to existing, environmental and other provisions in Refining and Marketing, Petrochemicals and Other businesses and corporate, respectively, and a charge of $19 million in respect of the separation of the Olefins and Derivatives business in Other businesses and corporate.

Profit before exceptional items for the nine months ended September 30, 2003 is after an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $103 million related to the Yacheng field in China, charges of $102 million in respect of our restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea in Exploration and Production; a charge of $369 million resulting from new, and revisions to existing environmental and other provisions and Veba integration costs of $131 million in Refining and Marketing; charges of $36 million relating to a provision to cover future rental payments on surplus property, a charge of $20 million resulting from revisions to environmental and other provisions and a credit of $5 million resulting from a reduction in the provision for costs associated with closure of polypropylene capacity in Petrochemicals; charges of $112 million resulting from new, and revisions to existing environmental and other provisions in Other businesses and corporate; and a $130 million credit related to tax restructuring benefits.

In addition to the factors above, the increase in profit before tax for the third quarter reflects higher liquids and gas realizations, higher refining margins with some offset from lower marketing margins, higher chemicals margins, higher contributions from the natural gas liquids and solar businesses with some offset from a lower marketing and trading result and the impact of higher volumes and the changing production composition primarily arising from the TNK-BP acquisition. These increases were partly offset by higher costs. These factors also contributed to the increase in profit before tax for the nine months.

Interest expense for the three months and nine months ended September 30, 2004 was $156 million and $453 million respectively, compared with $159 million and $484 million in the same periods of 2003. The decrease for the three months ended September 30, 2004 primarily reflects higher capitalized interest and lower debt buyback costs, almost fully offset by the inclusion of equity-accounted interest from the TNK-BP joint venture. The decrease for the nine months ended September 30, 2004 compared with the same period in 2003 primarily reflects lower average interest rates and an increase in capitalized interest partly offset by the inclusion of equity-accounted interest from the TNK-BP joint venture. Other finance expense for the three months and nine months ended September 30, 2004 was $79 million and $231 million respectively, compared with $139 million and $395 million in the same periods of 2003. The decreases in both periods primarily reflect a reduction in net pension and finance costs partly offset by the inclusion of the unwinding of the discount on the deferred consideration for acquisition of the investment in TNK-BP.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

Net taxation, other than production taxes, charged for the three months and nine months ended September 30, 2004 was $2,109 million and $6,130 million respectively, compared with $1,428 million and $4,954 million in the equivalent periods last year. The tax on exceptional items was a credit of $33 million and $131 million for the third quarter and nine months of 2004 respectively, compared with a charge of $4 million and $207 million for the third quarter and nine months of 2003. The effective tax rate was 32% and 31% for the three months and nine months ended September 30, 2004, compared with 37% for both the equivalent periods of 2003. The reduction in the third quarter rate reflects the significant non-taxable inventory holding gain reported in 2004 compared with a much smaller gain in 2003 and the reduction in the nine months rate reflects the inventory holding gain in 2004 as well as the low tax charge on the exceptional gains reported in the first quarter of 2004.

Capital expenditure in the third quarter and nine months of 2004 was $3.4 billion and $11.2 billion respectively. The amount for the nine months includes a $1.35 billion payment relating to the contribution of TNK’s interest in Slavneft within TNK-BP. Capital expenditure and acquisitions for the third quarter and nine months of 2003 was $9.2 billion and $15.4 billion. Excluding acquisitions, capital expenditure for the three months and nine months ended September 30, 2004 was $3.4 billion and $9.8 billion respectively, compared with $3.3 billion and $9.4 billion respectively. Disposal proceeds in the third quarter and nine months of 2004 were $0.6 billion and $4.1 billion respectively and in the third quarter and nine months of 2003 were $0.9 billion and $5.0 billion respectively.

Net cash inflow for the three months ended September 30, 2004 was $1.7 billion, compared with an outflow of $2.4 billion for the equivalent period of 2003, reflecting higher cash inflow from operating activities, higher dividends from joint ventures and lower acquisition spending partly offset by higher taxes paid, higher payments for fixed assets and lower proceeds from the sale of fixed assets. Net cash inflow for the nine months ended September 30, 2004 was $7.0 billion, compared with $3.2 billion for the equivalent period of 2003, reflecting higher cash inflow from operating activities, higher dividends from joint ventures, lower acquisition spending and lower interest paid partly offset by higher taxes paid, lower proceeds from the sale of fixed assets, higher payments for fixed assets and higher dividends paid. Net cash inflow from operating activities was $6.9 billion and $21.5 billion for the three months and nine months ended September 30, 2004 respectively, compared with $4.9 billion and $18.2 billion in the equivalent periods in 2003. The increase for the third quarter reflected higher profits, a higher net operating charge for pensions and other post-retirement obligations, less contributions, higher depreciation and higher losses on sale of fixed assets and businesses, partly offset by a higher share of profits of joint ventures and associated undertakings and higher working capital requirements. The increase for the nine months reflected higher profits, a higher net operating charge for pensions and other post-retirement obligations, less contributions, and higher depreciation, partly offset by a higher share of profits of joint ventures and associated undertakings, lower profits on sale of fixed assets and businesses and higher working capital requirements.

Net debt at September 30, 2004 was $18.6 billion compared with $20.2 billion at December 31, 2003. The ratio of net debt to net debt plus equity was 20% at Sepember 30, 2004 compared with 22% at December 31, 2003. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group’s results of operations or financial condition.

The return on average capital employed was 19.3% for the third quarter of 2004 compared with 11.4% for the same period in 2003. Return on average capital employed is the ratio of profit including minority shareholders’ interest and excluding post-tax interest on finance debt to average capital employed for the period. Capital employed is the total of BP shareholders’ interest, minority shareholders’ interest and finance debt. This performance measure is useful for shareholders and management as an indication of capital productivity over the long term. For the nine months ended September 30, 2004 the return on average capital employed was 19.0% compared with 13.1% in 2003. For further information on the return on average capital employed calculation see page 69 of this report.

BP announced a third quarterly dividend for 2004 of 7.10 cents per ordinary share. Holders of ordinary shares will receive 3.910 pence per share and holders of American Depositary Receipts (ADRs) $0.426 per ADS. The dividend is payable on December 6, 2004 to shareholders on the register on November 12, 2004. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares, also on December 6, 2004. During the third quarter, shares of $1.25 billion were issued to Alfa Group and Access Renova (AAR) as the first instalment of the deferred tax consideration. The Company also repurchased for cancellation 241.5 million of its own shares during the quarter, at a cost of $2.25 billion. During the nine months, 621 million shares were repurchased and cancelled at a cost of $5.5 billion.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

DETAILED REVIEW OF BUSINESSES

EXPLORATION AND PRODUCTION

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2004	2003	2004	2003
Turnover	- $m	8,660	7,153	25,039	23,303
Profit before interest and tax	- $m	4,888	3,666	13,440	11,821
Exceptional (gains) losses	- $m	(23)	(196)	(120)	(962)

Total operating profit	- $m	4,865	3,470	13,320	10,859

Results include:
Exploration expense	- $m	135	136	379	349
Of which: Exploration expenditure written off	- $m	34	75	123	168
Key Statistics:
Crude oil – Average prices realized
by BP	- $/bbl	39.43	27.72	34.93	28.25
Production	- mb/d	2,298	1,852	2,320	1,798
Natural gas liquids – Average prices realized
by BP	- $/bbl	28.77	19.39	25.13	18.96
Production	- mb/d	181	202	190	211
Total liquids(a) – Average prices realized
by BP	- $/bbl	38.29	26.79	33.89	27.24
Production	- mb/d	2,479	2,054	2,510	2,009
Natural gas – Average prices realized
by BP	- $/mcf	3.66	3.08	3.71	3.46
Production	- mmcf/d	8,275	8,401	8,433	8,617
Total hydrocarbons(b) – Average prices realized
by BP	- $/bbl	30.08	22.58	28.03	23.88
Production	- mboe/d	3,906	3,502	3,964	3,495
Brent oil price	- $/bbl	41.54	28.38	36.31	28.64
West Texas Intermediate oil price	- $/bbl	43.88	30.19	39.18	31.08
Alaska North Slope US West Coast	- $/bbl	41.82	28.83	37.70	29.69
Henry Hub gas price (c)	- $/mmbtu	5.75	4.97	5.81	5.65
UK Gas – National Balancing Point	- p/therm	23.63	15.08	22.98	17.92

(a)        Crude oil and natural gas liquids
(b)        Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels
(c)        Henry Hub First of the Month Index

Turnover for the three months ended September 30, 2004 was $8.7 billion, compared with $7.2 billion in the corresponding period in 2003, reflecting an increase of around $2.2 billion related to higher liquids and gas realizations, partly offset by a decrease of around $0.7 billion due to lower production volumes (for the BP Group excluding equity-accounted entities) as a result of divestment activity in 2003.

Turnover for the nine months ended September 30, 2004 was $25.0 billion compared with $23.3 billion in the corresponding period of 2003, reflecting an increase of around $4.0 billion related to higher liquids and gas realizations, partly offset by a decrease of around $2.3 billion due to lower production volumes (for the BP Group excluding equity-accounted entities) as a result of divestment activity in 2003.

Profit before interest and tax for the three months and nine months ended September 30, 2004 was $4,888 million and $13,440 million respectively, compared with $3,666 million and $11,821 million for the equivalent periods in 2003. Profit for the third quarter of 2004 included net exceptional gains before tax of $23 million, compared with net gains of $196 million before tax for the equivalent period in 2003. Profit for the nine months of 2004 included net exceptional gains of $120 million before tax compared with net gains of $962 million before tax for the equivalent period in 2003.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

EXPLORATION AND PRODUCTION (concluded)

Total operating profit for the three months ended September 30, 2004 was $4,865 million including inventory holding gains of $5 million and is after impairment charges of $7 million in respect of the partner operated Temsah platform in Egypt following a blow-out offset partly by revisions to impairment estimates made in the prior quarter, and a charge of $35 million in respect of Alaskan tankers that are no longer required. Total operating profit for the three months ended September 30, 2003 was $3,470 million.

In addition to the factors above, the primary reasons for the increase in operating profit for the third quarter of 2004 compared with the third quarter of 2003 are higher liquids and gas realizations of around $1,650 million combined with an increase of $130 million due to higher volumes and the changing production composition primarily arising from the TNK-BP acquisition. Operating profit for the third quarter 2004 includes a charge of $95 million, reflecting an increase in the provision for unrealized profit in inventory, which removes the upstream margin from downstream inventories. This compares with a credit of $15 million in the equivalent quarter last year.

Total operating profit for the nine months ended September 30, 2004 was $13,320 million including inventory holding gains of $13 million and is after impairment charges of $7 million in respect of the partner operated Temsah platform in Egypt following a blow-out offset partly by revisions to impairment estimates made in the prior quarter, a charge of $35 million in respect of Alaskan tankers that are no longer required, impairment charges of $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf and impairment charges of $186 million related to our interests in Desarrollo Zuli Occidental (DZO) and Boqueron in Venezuela. We previously reported an exceptional loss on disposal of $217 million in respect of these assets; however, the sales agreement has lapsed and we will retain our interests in the fields. As a result of the lapse of the agreement, the exceptional loss was reversed and an impairment charge was recognized in the first quarter of 2004.

Total operating profit for the nine months ended September 30, 2003 was $10,859 million including inventory holding gains of $3 million and is after an impairment charge of $108 million related to the Kepadong field in Indonesia, an impairment charge of $103 million related to the Yacheng field in China, charges of $102 million in respect of restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea.

In addition to the factors above, the primary reasons for the increase in operating profit for the nine months ended September 30, 2004 compared with the nine months ended September 30, 2003 are higher liquids and gas realizations of around $2,850 million combined with an increase of $350 million due to higher volumes and the changing production composition primarily arising from the TNK-BP acquisition. Operating profit for the first nine months of 2004 includes a charge of $248 million, reflecting an increase in the provision for unrealized profit in inventory compared with a charge of $4 million in the nine months 2003.

Production for the quarter was up over 11% to 3,906 mboe/d compared with a year ago. This reflects the inclusion of TNK-BP (945 mboe/d compared with 695 mboe/d in the period from August 29 to September 30, 2003) and the continuing ramp-up of production in the New Profit Centres, partly offset by planned maintenance in the North Sea and Alaska, the operational impact of Hurricane Ivan in the Gulf of Mexico and the blow-out at partner operated Temsah in Egypt. We expect full year production to be up over 10% compared to 2003 at around 4 mmboe/d.

Projects in the New Profit Centres remain on track. In the quarter Kizomba A started up in Angola, and in Australia, the North West Shelf Train 4 LNG plant was brought on line and first liftings have taken place.

As a result of global Exploration & Production sector inflationary pressure in the market price of capital goods and the weaker US dollar we have revised our estimate of capital expenditure; we now expect this to be just over $9.5 billion for 2004.

In the third quarter, we had further exploration success with the Pela Lache-1 prospect offshore Sakhalin Island in Russia.

During the quarter, we completed our divestments of various properties in the Gulf of Mexico Shelf and of our interests in Offshore North Sinai in Egypt, resulting in total exceptional gains in the quarter of $23 million.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

REFINING AND MARKETING

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2004	2003	2004	2003
Turnover	- $m	45,359	38,205	132,520	112,574
Profit before interest and tax	- $m	1,947	571	4,968	1,934
Exceptional (gains) losses	- $m	17	21	175	122

Total operating profit	- $m	1,964	592	5,143	2,056

Total refined product sales	- kb/d	6,705	6,695	6,594	6,840
Refinery throughputs	- kb/d	3,005	3,086	2,990	3,124
Refining availability (a)	- %	94.9	96.2	95.0	95.7
Global Indicator Refining Margin (b)	- $/bbl	6.20	4.59	6.26	4.13

(a)	Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.

(b)	The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margin may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

Turnover for the three months and nine months ended September 30, 2004 was $45.4 billion and $132.5 billion respectively, compared with $38.2 billion and $112.6 billion for the same periods in the prior year. The increase in turnover in the third quarter of 2004 compared with 2003 was due principally to higher prices contributing approximately $12 billion and foreign exchange movements contributing approximately $2 billion, offset by lower trading and crude oil sales of around $7 billion. The increase in turnover in the nine months of 2004 compared with the nine months of 2003 was principally due to higher prices contributing approximately $25 billion and foreign exchange movements contributing approximately $7 billion, partly offset by lower trading and crude oil sales of around $12 billion.

Profit before interest and tax for the three months and nine months ended September 30, 2004 was $1,947 million and $4,968 million respectively, compared with $571 million and $1,934 million for the equivalent periods in 2003. Profit for the three months and nine months of 2004 was after net exceptional losses before tax of $17 million and $175 million respectively, which relate principally to the disposal of Singapore Refining Company Private Limited (SRC) and the closure of the lubricants operation of the Coryton Refinery in the UK. Profit in the three months and nine months of 2003 was after net exceptional losses before tax of $21 million and $122 million respectively.

Total operating profit for the three months and nine months ended September 30, 2004 was $1,964 million and $5,143 million respectively, including inventory holding gains of $866 million and $1,823 million respectively, and is after charging $206 million in both periods in relation to new, and revisions to existing, environmental and other provisions. Total operating profit for the three months and nine months ended September 30, 2003 was $592 million and $2,056 million respectively, including inventory holding gains of $89 million and after inventory holding losses of $64 million respectively, and is after charging Veba integration costs of $72 million and $131 million respectively, and charging $369 million in both periods in relation to new, and revisions to existing, environmental and other provisions.

In addition to the factors above, the primary reasons for the increase in operating profit for the three months ended September 30, 2004 compared with the three months ended September 30, 2003 are an increase of approximately $800 million from improved refining margins, offset partly by a decline in marketing margins of approximately $250 million, adverse foreign exchange movements of approximately $50 million and portfolio impacts as outlined above of approximately $100 million. The primary additional reasons for the increase in operating profit in the nine months ended September 30, 2004, compared with the nine months ended September 30, 2003 were improved refining margins of approximately $2 billion, coupled with the impact of industry-wide planned and unplanned refinery maintenance. This increase was partly offset by higher purchased energy costs of around $100 million and portfolio impacts of around $100 million. Marketing margins declined by approximately $550 million and adverse foreign exchange movements impacted operating profit by approximately $250 million.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

REFINING AND MARKETING (concluded)

The refining result for the quarter was stronger than that suggested by the Global Indicator Margin (GIM) because of upgrading capacity in our refining portfolio and the benefits from supply optimization. Marketing margins decreased relative to the equivalent quarter a year ago because rises in crude and product prices more than offset the increase in selling prices.

During the quarter BP Japan and Petrolub International announced an agreement to merge their automotive lubricant businesses and create a new company called BP Castrol KK.

The disposal of BP’s Retail and LPG Business in the Singapore retail network and related assets was completed on September 30, 2004.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

PETROCHEMICALS

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2004	2003	2004	2003
Turnover	- $m	5,412	3,946	14,727	12,264
Profit before interest and tax	- $m	317	86	661	572
Exceptional (gains) losses	- $m	38	(13)	186	(22)

Total operating profit	- $m	355	73	847	550

Production (a)	- kte	7,149	7,040	21,563	20,790
Petrochemicals Indicator Margin (b)	- $/te	139 (c)	109	131 (c)	113

(a)	Includes BP share of joint ventures, associated undertakings and other interests in production.

(b)	The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant in their quarterly market analyses, then weighted based on BP’s product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative of the margins achieved by BP in any particular period.

(c)	Provisional. The data for the third quarter is based on two months’ actual and one month of provisional data.

Turnover for the three months and nine months ended September 30, 2004 was $5.4 billion and $14.7 billion respectively, compared with $3.9 billion and $12.3 billion for the equivalent periods in 2003. The increase in turnover for the third quarter compared with the equivalent period in 2003 reflects principally an increase of approximately $1.3 billion from higher prices and an increase of approximately $0.2 billion from higher volumes. The increase in turnover for the nine months of 2004 compared with the nine months of 2003 was attributable principally to an increase of around $1.8 billion from higher prices, and an increase of $0.7 billion from higher volumes, primarily in Asia.

Profit before interest and tax for the three months and nine months ended September 30, 2004 was $317 million and $661 million respectively, compared with $86 million and $572 million for the equivalent periods in 2003. Profit for the third quarter and nine months of 2004 was after net exceptional charges before tax of $38 million and $186 million respectively, which were associated largely with the sale of our Fabrics and Fibres business, the sale of our Speciality Intermediates Business and the exit of the Baglan Bay site in the UK. Profit for the third quarter and nine months of 2003 included net exceptional gains before tax of $13 million and $22 million.

Total operating profit for the three months and nine months ended September 30, 2004 was $355 million and $847 million respectively, including inventory holding gains of $129 million and $290 million respectively, and is after charging $58 million in each period in relation to revisions to environmental and other provisions. Total operating profit for the three months and nine months ended September 30, 2003 was $73 million and $550 million respectively, including inventory holding gains of $2 million and $45 million respectively, and is after charges of $36 million in each period in relation to a provision to cover future rental payments on surplus property, charges of $20 million in each period in relation to revisions to environmental and other provisions and a credit of $5 million in the nine months ended September 30, 2003 resulting from a reduction in the provision for costs associated with closure of polypropylene capacity.

In addition to the factors above, operating profit for the three months ended September 30, 2004 compared with the equivalent period in 2003 reflects principally higher margins across most product lines of around $300 million, partially offset by principally higher fixed costs and adverse foreign exchange impacts of around $140 million. In addition to the factors above, operating profit for the nine months ended September 30, 2004 compared with the equivalent period in 2003 reflects principally higher margins of around $300 million and higher sales volumes of around $150 million, partially offset by principally higher fixed costs and adverse foreign exchange impacts of around $380 million.

Petrochemicals production of 7,149 thousand tonnes in the third quarter of 2004 was 109 thousand tonnes above the third quarter of 2003 due primiarily to higher asset utilization. Nine months production was 773 thousand tonnes higher than a year ago due to new Asian PTA capacity and higher asset utilization.

During the quarter we have progressed with plans to consolidate the Olefins and Derivatives (O&D) business into a stand-alone entity able to operate separately from the BP Group. The plans to prepare the O&D business for disposal are on track. Shortly after the quarter we reached agreement to sell the Fabrics and Fibres business, for which completion is expected during the fourth quarter.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

GAS, POWER AND RENEWABLES

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2004	2003	2004	2003
Turnover	- $m	20,443	15,948	59,852	48,938
Profit before interest and tax	- $m	157	120	555	432
Exceptional (gains) losses	- $m	(16)	2	(16)	(4)

Total operating profit	- $m	141	122	539	428

Turnover for the three months and nine months ended September 30, 2004 was $20.4 billion and $59.9 billion respectively, compared with $15.9 billion and $48.9 billion for the same periods in 2003. The increase for the quarter reflects increases of $2.6 billion due to higher volumes and $1.9 billion due to higher prices. The increase for the nine months reflects increases of $8.8 billion due to higher volumes and $2.1 billion due to higher prices.

Profit before interest and tax for the three months and nine months ended September 30, 2004 was $157 million and $555 million respectively, compared with $120 million and $432 million for the equivalent periods in 2003. Profit for the third quarter and nine months of 2004 included net exceptional gains before tax of $16 million. Profit for the third quarter and nine months of 2003 was after net exceptional charges before tax of $2 million and included net exceptional gains before tax of $4 million, respectively.

Total operating profit for the three months and nine months ended September 30, 2004 was $141 million and $539 million respectively, including inventory holding gains of $27 million and $11 million respectively. Total operating profit for the three months and nine months ended September 30, 2003 was $122 million and $428 million respectively, after inventory holding losses of $7 million and $52 million respectively.

In addition to the factors above, higher operating profit in the three months ended September 30, 2004 compared with the equivalent period in 2003 reflected principally a higher contribution from the natural gas liquids business of around $50 million, and a higher contribution from the Solar business of around $60 million, partially offset by a lower marketing and trading result of around $90 million. The additional factors contributing to the increase in operating profit in the nine months ended September 30, 2004 compared with the equivalent period in 2003 were principally a higher contribution from the natural gas liquids business of around $140 million and a higher contribution from the Solar business of around $90 million, partially offset by a lower marketing and trading result of around $140 million.

During the quarter, the Tangguh LNG project (BP share 37.16%) signed a sale and purchase agreement with K Power of South Korea to supply up to 0.8 million tonnes of LNG per annum for 20 years starting in 2006. BP Shipping announced an order for four new LNG carriers from Hyundai Heavy Industries of South Korea for delivery in 2007 and 2008. Since the end of the third quarter, the Tangguh LNG project has signed a sale and purchase agreement with Sempra Energy LNG to supply up to 3.7 million tonnes of LNG per annum from Indonesia to markets in Mexico and the US for 20 years, beginning in 2008.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

OTHER BUSINESSES AND CORPORATE

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2004	2003	2004	2003
Turnover	- $m	137	138	390	378
Profit (loss) before interest and tax	- $m	(424)	(330)	541	(649)
Exceptional (gains) losses	- $m	(1)	14	(1,313)	20

Total operating profit (loss)	- $m	(425)	(316)	(772)	(629)

Other businesses and corporate comprises Finance, the Group’s aluminium asset, interest income and costs relating to corporate activities.

Profit before interest and tax for the three months and nine months ended September 30, 2004 was a loss of $424 million and a profit of $541 million respectively, compared with losses of $330 million and $649 million for the equivalent periods in 2003. The third quarter of 2004 included net exceptional gains before tax of $1 million, compared with net exceptional losses before tax of $14 million for the equivalent period in 2003. The nine months of 2004 included net exceptional gains before tax of $1,313 million, which were associated with the sale of our interest in PetroChina for $1.65 billion and our interest in Sinopec for $0.7 billion. The nine months of 2003 was after net exceptional losses before tax of $20 million.

Total operating profit for the three months and nine months ended September 30, 2004 was a loss of $425 million and $772 million respectively, and is after charges of $225 million relating to new, and revisions to existing, environmental and other provisions and charges of $19 million in respect of the separation of the Olefins and Derivatives business in both periods.

Total operating profit for the three months and nine months ended September 30, 2003 was a loss of $316 million and $629 million respectively and is after charges of $112 million in both periods relating to new, and revisions to existing, environmental and other provisions.

OUTLOOK STATEMENT

The world economy’s expansion has continued, despite patches of softer growth in the US and Europe. Activity in the US appears to have strengthened in the third quarter although the recovery across the major European economies remains below trend on average and growth in parts of Asia, including China, appears to have moderated. Continued growth is expected across the world economy at around trend rates.

Oil prices averaged $41.54 per barrel (Dated Brent) in the third quarter — over $6 per barrel higher than second quarter prices. Loss of US production following Hurricane Ivan, along with low inventories and limited spare capacity, propelled prices to record nominal highs in October, averaging almost $50 per barrel to date. Price spreads between light, sweet and heavier, sourer crudes also touched record highs recently. The outlook for the rest of 2004 will depend upon the rate of US production recovery after Hurricane Ivan and the strength of oil demand growth. Medium term oil price prospects will principally depend on the future strength of supply, demand growth, OPEC politics and perceptions of risks to political stability in certain of those nations. Oil prices are considered to have an approximate support level of $30 per barrel for at least the medium term, with chances of spiking above this level.

US natural gas prices averaged $5.75/mmbtu (Henry Hub first of month index) in the third quarter, despite the oil price surge, down around $0.25/mmbtu versus the second quarter. Following a cool summer, working gas inventories are at record highs going into the winter heating season. However, the 12-month futures strip (NYMEX Henry Hub) is trading currently at almost $8/mmbtu, reflecting oil price strength.

Refining margins in the third quarter slipped from the second quarter’s record levels but remained high by historical standards. Strong demand growth, record refinery throughputs and low aggregate OECD product inventories continued to underpin the refining environment. Margins began the fourth quarter strongly amid concerns over winter heating oil supplies in Europe and lost refinery production due to Hurricane Ivan. The premium for light crude over heavy crude has been driven to exceptional levels, favouring upgraded refineries over less complex sites. The refining system should adjust, but this will take time. Marketing margins compressed in the third quarter due to increasing crude prices, product cost volatility and competitive pressure.

Petrochemical margins held during the third quarter as product prices continued to strengthen, enabling the businesses to offset rapidly rising feedstock and energy costs. Current margins appear sustainable, although energy price volatility and foreign exchange rates are expected to influence future margins. Demand remained robust during the quarter, with sales volumes stable compared with the previous quarter.

BP p.l.c. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS — continued

Capital expenditure, excluding acquisitions, for the nine months was $9.8 billion, and is expected to be slightly above $14 billion for the year. 2005 capital spending is expected to be around $14 billion, above our previous forecast primarily due to the weak US dollar and the assumption that recent sector specific inflationary pressure in the market price of capital goods is sustained through 2005. The share buyback programme is continuing, reducing the number of shares outstanding thus increasing our ability to accelerate per share dividend growth.

SUBSEQUENT EVENT

On November 3, 2004 BP announced that it has reached agreement to purchase Solvay’s share of BP Solvay Polyethylene Europe (BP share 50%) and BP Solvay Polyethylene North America (BP share 49%), formed in 2001 when the two companies combined their European and US high density polyethylene (HDPE) businesses. These businesses have a total capacity of 2.6 million tonnes in Europe and the US. HDPE is part of the O&D business. We expect the transaction to complete in early 2005, subject to regulatory approvals.

FORWARD-LOOKING STATEMENTS

In order to utilize the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under ‘Group Results’ and the statements under ‘Outlook’, with regard to BP’s asset portfolio and changes in it, capital expenditure costs, demand, future performance, growth, inflation and other trend projections, impact of foreign exchange rates, maintenance, margins, prices, production, share repurchases, working capital, fulfillment of contract obligations, the timing of acquisitions and divestments and the timing of new projects and pending transactions are all forward-looking in nature. Forward-looking statements are also identified by such phrases as ‘will’, ‘expects’, ‘is expected to’, ‘should’, ‘may’, ‘is likely to’, ‘intends’, ‘plans’, ‘appears’ and ‘believes’. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; the timing of bringing new fields onstream; exchange rate fluctuations; operational problems; general economic conditions, including inflationary pressure, political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; successful partnering; the actions of competitors; the actions of competitors and third party suppliers of facilities and services; natural disasters and prolonged adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP’s business, is contained in BP’s Annual Report and Annual Accounts for 2003 and the Annual Report on Form 20-F for 2003 filed with the US Securities and Exchange Commission.

2004 DIVIDENDS

On October 26, 2004, BP p.l.c. announced a third quarterly dividend for 2004 of 7.10 cents per ordinary share of 25 cents (ordinary shares), representing $0.426 per American Depositary Share (ADS) amounting to $1,530 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is November 12, 2004, and payment will be made on December 6, 2004.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on December 6, 2004.

BP p.l.c. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million, except per share amounts)
Turnover - Note 3	73,852	59,164	214,486	176,383
Less: joint ventures	2,967	914	6,908	1,676

Group turnover	70,885	58,250	207,578	174,707
Cost of sales	60,557	50,430	179,001	150,654
Production taxes - Note 4	553	416	1,502	1,302

Gross profit	9,775	7,404	27,075	22,751
Distribution and administration expenses	4,035	3,908	10,674	10,558
Exploration expense - Note 5	135	136	379	349

	5,605	3,360	16,022	11,844
Other income	178	148	429	476

Group operating profit	5,783	3,508	16,451	12,320
Share of profits of joint ventures	943	300	2,168	522
Share of profits of associated undertakings	174	133	458	422

Total operating profit	6,900	3,941	19,077	13,264
Profit (loss) on sale of fixed assets and
businesses	(15)	172	1,088	846
or termination of operations - Note 6

Profit before interest and tax	6,885	4,113	20,165	14,110
Interest expense - Note 7	156	159	453	484
Other finance expense - Note 8	79	139	231	395

Profit before taxation	6,650	3,815	19,481	13,231
Taxation - Note 9	2,109	1,428	6,130	4,954

Profit after taxation	4,541	2,387	13,351	8,277
Minority shareholders' interest	58	43	154	129

Profit for the period (a)	4,483	2,344	13,197	8,148

Earnings per ordinary share - cents (a)
Basic	20.67	10.62	60.28	36.71
Diluted	20.41	10.51	59.18	36.51

Earnings per American Depositary Share - cents (a)
Basic	124.02	63.72	361.68	220.26
Diluted	122.46	63.06	355.08	219.06

Average number of outstanding ordinary
shares (thousand)	21,683,963	22,092,365	21,891,936	22,193,403

(a)	A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

BP p.l.c. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	September 30, 2004 (Unaudited)		December 31, 2003
	($ million)
Fixed assets
Intangible assets		12,741		13,642
Tangible assets		91,917		91,911
Investments		18,829		17,458

		123,487		123,011
Current assets
Inventories	15,087		11,617
Receivables	39,703		33,902
Investments	245		185
Cash at bank and in hand	1,576		1,947

	56,611		47,651

Current liabilities - falling due within one year
Finance debt	7,665		9,456
Accounts payable and accrued liabilities	48,324		41,128

	55,989		50,584

Net current assets (liabilities)		622		(2,933)

Total assets less current liabilities		124,109		120,078
Noncurrent liabilities
Finance debt	12,780		12,869
Accounts payable and accrued liabilities	4,475		6,090
Provisions for liabilities and charges
Deferred tax	14,970		14,371
Other	9,270		8,815

		41,495		42,145

Net assets excluding pension and other
postretirement benefit balances		82,614		77,933
Defined benefit pension plan surplus	1,292		1,021
Defined benefit pension plan and other
postretirement benefit plan deficits	(7,682)		(7,510)

		(6,390)		(6,489)

		76,224		71,444
Net assets
Minority shareholders' interest - equity		1,283		1,125

BP shareholders' interest (a) - Note 12		74,941		70,319

Represented by:
Capital shares
Preference		21		21
Ordinary		5,429		5,531
Paid-in surplus		6,211		4,480
Merger reserve		27,150		27,077
Retained earnings		36,175		33,177
Shares held by ESOP trusts		(101)		(96)
Other reserves		56		129

		74,941		70,319

(a)	A summary of the material adjustments to BP shareholders’ interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

BP p.l.c. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
Net cash inflow from operating activities	6,919	4,891	21,510	18,198

Dividends from joint ventures	1,061	39	1,246	80

Dividends from associated undertakings	69	65	197	297

Servicing of finance and returns on investments
Interest received	50	41	136	124
Interest paid	(152)	(163)	(471)	(816)
Dividends received	6	26	36	74
Dividends paid to minority shareholders	(15)	(4)	(25)	(17)

Net cash outflow from servicing of finance
and returns on investments	(111)	(100)	(324)	(635)

Taxation
UK corporation tax	(299)	(264)	(1,009)	(856)
Overseas tax	(1,489)	(539)	(2,978)	(2,432)

Tax paid	(1,788)	(803)	(3,987)	(3,288)

Capital expenditure and financial investment
Payments for fixed assets	(3,251)	(3,063)	(8,956)	(8,694)
Proceeds from the sale of fixed assets	537	874	3,728	4,843

Net cash outflow for capital expenditure and
financial investment	(2,714)	(2,189)	(5,228)	(3,851)

Acquisitions and disposals
Acquisitions, net of cash acquired	–	(28)	(14)	(178)
Proceeds from the sale of businesses	37	–	342	179
Net investment in TNK-BP joint venture	23	(2,625)	(1,250)	(2,625)
Net investment in other joint ventures	(75)	–	(188)	(16)
Investments in associated undertakings	(171)	(243)	(752)	(760)

Net cash (outflow) inflow for acquisitions
and disposals	(186)	(2,896)	(1,862)	(3,400)

Equity dividends paid	(1,536)	(1,433)	(4,506)	(4,216)

Net cash inflow (outflow)	1,714	(2,426)	7,046	3,185

Financing	1,617	(1,471)	7,370	3,483
Management of liquid resources	73	76	58	182
Increase (decrease) in cash	24	(1,031)	(382)	(480)

	1,714	(2,426)	7,046	3,185

(a)	This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 16.

BP p.l.c. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS – concluded

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
Reconciliation of profit before interest and tax
to net cash inflow from operating activities
Profit before interest and tax	6,885	4,113	20,165	14,110
Depreciation and amounts provided	2,648	2,485	8,200	7,847
Exploration expenditure written off	34	75	123	168
Net operating charge for pensions and other
postretirement benefits, less contributions	39	(525)	(18)	(723)
Share of profits of joint ventures and associated
undertakings	(1,117)	(433)	(2,626)	(944)
Interest and other income	(49)	(72)	(187)	(220)
(Profit) loss on sale of fixed assets and businesses	15	(172)	(1,088)	(846)
Charge for provisions	630	583	747	641
Utilization of provisions	(168)	(187)	(418)	(512)
(Increase) decrease in inventories	(2,573)	(1,048)	(3,738)	(479)
(Increase) decrease in debtors	(3,395)	(35)	(6,381)	(3,417)
Increase (decrease) in creditors	3,970	107	6,731	2,573

Net cash inflow from operating activities	6,919	4,891	21,510	18,198

Financing
Long-term borrowing	(717)	(1,433)	(1,775)	(2,656)
Repayments of long-term borrowing	13	1,774	1,283	2,784
Short-term borrowing	(338)	(1,924)	(605)	(2,968)
Repayments of short-term borrowing	479	143	3,201	4,430

	(563)	(1,440)	2,104	1,590
Issue of ordinary share capital for employee share schemes	(157)	(31)	(379)	(112)
Purchase of shares by ESOP trusts	87	–	146	6
Repurchase of ordinary share capital	2,250	–	5,499	1,999

Net cash outflow from financing	1,617	(1,471)	7,370	3,483

(a)	This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 16.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2003 included in BP’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.	Restatement of comparative information

            Comparative information for 2003 has been restated to reflect the changes described below.

(a)	Transfer of Natural Gas Liquids activities With effect from January 1, 2004 natural gas liquids (NGL) activities have been transferred from Exploration and Production to Gas, Power and Renewables.

(b)	New accounting standard for pensions and other postretirement benefits
With effect from January 1, 2004 BP has adopted Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17). FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. This contrasts with Statement of Standard Accounting Practice No. 24 ‘Accounting for Pension Costs’, which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee’s services. The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

(c)	Accounting for Employee Share Ownership Plans
With effect from January 1, 2004 BP has adopted Urgent Issues Task Force Abstract No. 38 ‘Accounting for ESOP Trusts’. This abstract requires that BP shares held by the Group for the purposes of Employee Share Ownership Plans (ESOPs) are deducted from equity on the balance sheet. Such shares were previously classified as fixed asset investments.

Balance sheet at 31 December 2003	Restated	Reported
	($ million)
Fixed assets
Intangible assets	13,642	13,642
Tangible assets	91,911	91,911
Investments	17,458	17,554

	123,011	123,107

Current assets	47,651	54,465
Creditors - amounts falling due within one year	50,584	50,584

Net current assets (liabilities)	(2,933)	3,881

Total assets less current liabilities	120,078	126,988
Creditors - amounts falling due after more than one year	18,959	18,959
Provisions for liabilities and charges
Deferred taxation	14,371	15,273
Other provisions	8,815	15,693

Net assets excluding pension and other
postretirement benefit balances	77,933	77,063
Defined benefit pension plan surplus	1,021	–
Defined benefit pension plan and other postretirement
benefit plan deficits	(7,510)	–

Net assets	71,444	77,063
Minority shareholders' interest	1,125	1,125

BP shareholders' interest	70,319	75,938

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

Income Statements	Three months ended September 30 2003 (Unaudited)		Nine months ended September 30 2003 (Unaudited)
	Restated	Reported	Restated	Reported
	($ million except per share amounts)
Exploration and Production	3,666	3,716	11,821	11,964
Refining and Marketing	571	523	1,934	1,789
Petrochemicals	86	96	572	600
Gas, Power and Renewables	120	89	432	347
Other businesses and corporate	(330)	(324)	(649)	(629)

Profit before interest and tax	4,113	4,100	14,110	14,071
Interest expense	159	213	484	624
Other finance expense	139	–	395	–

Profit before taxation	3,815	3,887	13,231	13,447
Taxation	1,428	1,450	4,954	5,023

Profit after taxation	2,387	2,437	8,277	8,424
Minority shareholders' interest	43	43	129	129

Profit for the period	2,344	2,394	8,148	8,295

Distribution to shareholders	1,438	1,438	4,258	4,258

Profit per ordinary share - cents
Basic	10.62	10.85	36.71	37.37
Diluted	10.51	10.74	36.51	37.18

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2004	2003	2004	2003
		($ million)
3.	Turnover
	By business
	Exploration and Production	8,660	7,153	25,039	23,303
	Refining and Marketing	45,359	38,205	132,520	112,574
	Petrochemicals	5,412	3,946	14,727	12,264
	Gas, Power and Renewables	20,443	15,948	59,852	48,938
	Other businesses and corporate	137	138	390	378

		80,011	65,390	232,528	197,457
	Less: sales between businesses	9,126	7,140	24,950	22,750

	Group excluding joint ventures	70,885	58,250	207,578	174,707
	Share of sales of joint ventures	2,967	914	6,908	1,676

		73,852	59,164	214,486	176,383

	By geographical area
	Group excluding joint ventures
	UK	21,848	12,561	56,499	40,854
	Rest of Europe	13,876	12,476	39,249	38,294
	USA	31,435	29,119	96,779	82,563
	Rest of World	16,731	12,766	48,335	38,604

		83,890	66,922	240,862	200,315
	Less: sales between areas	13,005	8,672	33,284	25,608

		70,885	58,250	207,578	174,707

4.	Production taxes
	UK petroleum revenue tax	51	65	223	256
	Overseas production taxes	502	351	1,279	1,046

		553	416	1,502	1,302

5.	Exploration expense
	Exploration and Production
	UK	4	11	9	16
	Rest of Europe	7	23	15	32
	USA	58	60	218	144
	Rest of World	66	42	137	157

		135	136	379	349

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2004	2003	2004	2003
		($ million)
6.	Analysis of exceptional items
	Profit (loss) on sale of fixed assets and
	businesses or termination of operations
	Exploration and Production	23	196	120	962
	Refining and Marketing	(17)	(21)	(175)	(122)
	Petrochemicals	(38)	13	(186)	22
	Gas, Power and Renewables	16	(2)	16	4
	Other businesses and corporate	1	(14)	1,313	(20)

	Exceptional items before taxation	(15)	172	1,088	846
	Taxation credit (charge)	33	(4)	131	(207)

	Exceptional items after taxation	18	168	1,219	639

7.	Interest expense
	Group interest payable	160	178	456	528
	Capitalized	(57)	(53)	(159)	(130)

		103	125	297	398
	Joint ventures	41	23	121	53
	Associated undertakings	12	11	35	33

		156	159	453	484

8.	Other finance expense
	Interest on pension and other postretirement
	benefit plan liabilities	502	460	1,493	1,380
	Expected return on pension and other
	postretirement benefit plan assets	(493)	(375)	(1,482)	(1,125)

	Interest net of expected return on plan assets	9	85	11	255
	Unwinding of discount on provisions	48	45	146	131
	Unwinding of discount on deferred consideration
	for acquisition of investment in TNK-BP	22	9	74	9

		79	139	231	395

9.	Charge for taxation
	Current	1,672	1,528	5,543	4,515
	Deferred	437	(100)	587	439

		2,109	1,428	6,130	4,954

	UK	601	245	1,312	1,075
	Overseas	1,508	1,183	4,818	3,879

		2,109	1,428	6,130	4,954

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

10.     Business and geographical analysis

By business	Exploration and Production	Refining and Marketing	Petro-chemicals	Gas, Power and Renewables	Other businesses and corporate	Eliminations	Total
	($ million)
Three months
ended September 30, 2004
Group turnover
- third parties	2,266	43,469	5,196	19,817	137	–	70,885
- sales between businesses	6,394	1,890	216	626	–	(9,126)	–

	8,660	45,359	5,412	20,443	137	(9,126)	70,885

Share of sales by joint ventures	2,642	194	131	–	–	–	2,967

Equity accounted income	970	56	86	5	–	–	1,117

Total operating profit (loss)	4,865	1,964	355	141	(425)	–	6,900
Exceptional items	23	(17)	(38)	16	1	–	(15)

Profit (loss) before interest
and tax	4,888	1,947	317	157	(424)	–	6,885

Capital expenditure and
acquisitions	2,444	609	232	65	62	–	3,412
Three months
ended September 30, 2003
Group turnover
- third parties	1,692	37,098	3,826	15,496	138	–	58,250
- sales between businesses	5,461	1,107	120	452	–	(7,140)	–

	7,153	38,205	3,946	15,948	138	(7,140)	58,250

Share of sales by joint ventures	675	129	110	–	–	–	914

Equity accounted income	348	51	29	(1)	6	–	433

Total operating profit (loss)	3,470	592	73	122	(316)	–	3,941
Exceptional items	196	(21)	13	(2)	(14)	–	172

Profit (loss) before interest
and tax	3,666	571	86	120	(330)	–	4,113

Capital expenditure and
acquisitions	8,223	659	182	85	59	–	9,208

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

10.     Business and geographical analysis – continued

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	($ million)
Three months ended September 30, 2004
Group turnover - third parties	14,236	12,295	30,509	13,845	–	70,885
- sales between areas	7,612	1,581	926	2,886	(13,005)	–

	21,848	13,876	31,435	16,731	(13,005)	70,885

Share of sales by joint ventures	45	86	61	2,775	–	2,967

Equity accounted income	–	17	44	1,056	–	1,117

Total operating profit (loss)	393	1,387	2,423	2,697	–	6,900
Exceptional items	(8)	(81)	25	49	–	(15)

Profit (loss) before interest and tax	385	1,306	2,448	2,746	–	6,885

Capital expenditure and acquisitions	414	298	1,423	1,277	–	3,412
Three months ended September 30, 2003
Group turnover - third parties	8,798	10,272	28,506	10,674	–	58,250
- sales between areas	3,763	2,204	613	2,092	(8,672)	–

	12,561	12,476	29,119	12,766	(8,672)	58,250

Share of sales by joint ventures	40	70	57	747	–	914

Equity accounted income	(2)	2	35	398	–	433

Total operating profit (loss)	120	618	1,434	1,769	–	3,941
Exceptional items	168	(65)	(38)	107	–	172

Profit (loss) before interest and tax	288	553	1,396	1,876	–	4,113

Capital expenditure and acquisitions	377	271	1,403	7,157	–	9,208

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

10.     Business and geographical analysis – continued

By business	Exploration and Production	Refining and Marketing	Petro-chemicals	Gas, Power and Renewables	Other businesses and corporate	Eliminations	Total
	($ million)
Nine months
ended September 30, 2004
Group turnover
- third parties	7,040	127,845	14,186	58,117	390	–	207,578
- sales between businesses	17,999	4,675	541	1,735	–	(24,950)	–

	25,039	132,520	14,727	59,852	390	(24,950)	207,578

Share of sales by joint ventures	6,098	421	389	–	–	–	6,908

Equity accounted income	2,302	133	184	7	–	–	2,626

Total operating profit (loss)	13,320	5,143	847	539	(772)	–	19,077
Exceptional items	120	(175)	(186)	16	1,313	–	1,088

Profit (loss) before interest
and tax	13,440	4,968	661	555	541	–	20,165

Capital expenditure and
acquisitions	8,572	1,713	579	208	99	–	11,171
Nine months
ended September 30, 2003
Group turnover
- third parties	5,731	109,248	11,868	47,482	378	–	174,707
- sales between businesses	17,572	3,326	396	1,456	–	(22,750)	–

	23,303	112,574	12,264	48,938	378	(22,750)	174,707

Share of sales by joint ventures	1,024	341	311	–	–	–	1,676

Equity accounted income	743	125	56	(4)	24	–	944

Total operating profit (loss)	10,859	2,056	550	428	(629)	–	13,264
Exceptional items	962	(122)	22	4	(20)	–	846

Profit (loss) before interest
and tax	11,821	1,934	572	432	(649)	–	14,110

Capital expenditure and
acquisitions	12,775	1,581	476	298	272	–	15,402

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

10.     Business and geographical analysis – concluded

By geographical area	UK	Rest of Europe	USA	Rest of World	Eliminations	Total
	($ million)
Nine months ended September 30, 2004
Group turnover - third parties	37,244	35,041	94,218	41,075	–	207,578
- sales between areas	19,255	4,208	2,561	7,260	(33,284)	–

	56,499	39,249	96,779	48,335	(33,284)	207,578

Share of sales by joint ventures	129	260	152	6,367	–	6,908

Equity accounted income	2	19	88	2,517	–	2,626

Total operating profit (loss)	1,413	3,041	7,431	7,192	–	19,077
Exceptional items	(109)	(45)	(145)	1,387	–	1,088

Profit (loss) before interest and tax	1,304	2,996	7,286	8,579	–	20,165

Capital expenditure and acquisitions	1,000	752	4,132	5,287	–	11,171
Nine months ended September 30, 2003
Group turnover - third parties	29,413	31,558	81,000	32,736	–	174,707
- sales between areas	11,441	6,736	1,563	5,868	(25,608)	–

	40,854	38,294	82,563	38,604	(25,608)	174,707

Share of sales by joint ventures	86	225	144	1,221	–	1,676

Equity accounted income	1	4	82	857	–	944

Total operating profit (loss)	1,145	1,932	5,611	4,576	–	13,264
Exceptional items	692	(95)	(275)	524	–	846

Profit (loss) before interest and tax	1,837	1,837	5,336	5,100	–	14,110

Capital expenditure and acquisitions	1,033	640	4,306	9,423	–	15,402

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

		Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
		2004	2003	2004	2003
		($ million)
11.	Analysis of changes in net debt
	Opening balance
	Finance debt	19,858	18,594	22,325	22,008
	Less: Cash	1,531	2,115	1,947	1,520
	Current asset investments	172	329	185	215

	Opening net debt	18,155	16,150	20,193	20,273

	Closing balance
	Finance debt	20,445	19,970	20,445	19,970
	Less: Cash	1,576	1,091	1,576	1,091
	Current asset investments	245	404	245	404

	Closing net debt	18,624	18,475	18,624	18,475

	Decrease (increase) in net debt	(469)	(2,325)	1,569	1,798

	Movement in cash/bank overdrafts	24	(1,031)	(382)	(480)
	(Decrease) increase in current asset investments	73	76	58	182
	Net cash outflow (inflow) from financing
	(excluding share capital)	(563)	(1,440)	2,104	1,590
	Debt transferred to TNK-BP	–	93	–	93
	Exchange of Exchangeable Bonds for
	Lukoil American Depositary Shares	–	–	–	420
	Other movements	10	(31)	31	139
	Debt acquired	–	(12)	–	(12)

	Movement in net debt before exchange effects	(456)	(2,345)	1,811	1,932
	Exchange adjustments	(13)	20	(242)	(134)

	Decrease (increase) in net debt	(469)	(2,325)	1,569	1,798

12.	Movement in BP shareholders' interest	($ million)
	Balance at December 31, 2003	75,938
	Prior year adjustment - change in accounting policy (see Note 2)	(5,619)

	As restated	70,319
	Profit for the period	13,197
	Distribution to shareholders	(4,549)
	Currency translation differences (net of tax)	(152)
	Issue of ordinary share capital for employee share schemes	379
	Issue of ordinary share capital for TNK-BP acquisition	1,250
	Net purchase of shares by ESOP trusts	(4)
	Repurchase of ordinary share capital	(5,499)

	Balance at September 30, 2004	74,941

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

13.	Earnings per share

The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e., profit for the period less preference dividends, related to the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders, adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares, and for the ordinary shares issuable, in three annual tranches, in respect of the TNK-BP joint venture. The first of the three tranches in respect of TNK-BP was issued during the third quarter of 2004. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	(shares thousand)
Weighted average number of ordinary shares	21,683,963	22,092,365	21,891,936	22,193,403
Ordinary shares issuable under employee
share schemes	105,761	57,239	72,491	73,011
Ordinary shares issuable as consideration for
BP's interest in the TNK-BP joint venture	350,023	190,177	419,652	65,788

	22,139,747	22,339,781	22,384,079	22,332,202

14.	Share-based compensation

BP accounts for share options granted to employees using the intrinsic-value method. If the fair value of options granted in any particular year is estimated and this value amortized over the vesting period of the options, an indication of the cost of granting options to employees can be made. The fair value of each share option granted has been estimated using a Black-Scholes option pricing model.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, ‘Accounting for Stock-Based Compensation’, to share-based employee compensation.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
Profit for the period applicable to ordinary
shares, as reported	4,483	2,344	13,196	8,147
Deduct: Total stock-based employee
compensation expense determined under fair
value based method for all awards, net of
related tax effects	(18)	(23)	(57)	(70)

Pro forma net income	4,465	2,321	13,139	8,077

	(cents)
Earnings per share
Basic - as reported	20.67	10.62	60.28	36.71
Basic - pro forma	20.59	10.51	60.02	36.39
Diluted - as reported	20.41	10.51	59.18	36.51
Diluted - pro forma	20.33	10.41	58.93	36.20

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

15.	Pension and other postretirement benefits

	Three months ended September 30, 2004
	UK	US	Other	Total
	($ million)
Current service cost	88	72	31	191
Past service cost	–	–	(13)	(13)
Settlement, curtailment and special termination
benefits	6	–	18	24
Payments to defined contribution plans	–	28	7	35

Total operating charge	94	100	43	237

Expected return on plan assets	(335)	(128)	(30)	(493)
Interest on plan liabilities	244	165	93	502

Other finance income (expense)	(91)	37	63	9

	Three months ended September 30, 2003
	UK	US	Other	Total
	($ million)
Current service cost	73	58	29	160
Past service cost	–	7	–	7
Settlement, curtailment and special termination
benefits	–	(9)	22	13
Payments to defined contribution plans	–	34	9	43

Total operating charge	73	90	60	223

Expected return on plan assets	(263)	(88)	(24)	(375)
Interest on plan liabilities	212	173	75	460

Other finance income (expense)	(51)	85	51	85

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

15.	Pension and other postretirement benefits - concluded

	Nine months ended September 30, 2004
	UK	US	Other	Total
	($ million)

Current service cost	271	206	82	559
Past service cost	–	–	7	7
Settlement, curtailment and special termination
benefits	21	–	17	38
Payments to defined contribution plans	–	104	10	114

Total operating charge	292	310	116	718

Expected return on plan assets	(1,008)	(392)	(82)	(1,482)
Interest on plan liabilities	732	508	253	1,493

Other finance income (expense)	(276)	116	171	11

	Nine months ended September 30, 2003
	UK	US	Other	Total
	($ million)

Current service cost	218	173	87	478
Past service cost	–	21	–	21
Settlement, curtailment and special termination
benefits	–	(24)	66	42
Payments to defined contribution plans	–	101	27	128

Total operating charge	218	271	180	669

Expected return on plan assets	(790)	(263)	(72)	(1,125)
Interest on plan liabilities	636	518	226	1,380

Other finance income (expense)	(154)	255	154	255

In May 2004, the FASB issued Staff Position No. 106-2 ‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003’ (FSP 106-2). The provisions of the Act provide for a federal subsidy for plans that provide prescription drug benefits to Medicare-eligible retired employees and meet certain qualifications. Alternatively, the Act allows prescription drug plan sponsors to co-ordinate with the Medicare benefit.

BP’s postretirement medical plans provide prescription drug coverage for Medicare-eligible retired employees. The effects of the Act will be incorporated in the next regularly scheduled remeasurement of the plans assets and obligations at December 31, 2004. While the Company continues to evaluate the impact of the Act on its benefit plan design and accounting, it is currently estimated that the Act will result in a decrease of approximately $550 million in the plans postretirement benefit obligations. For the Group’s UK GAAP reporting, this decrease will be recognized as an experience gain arising on the plan liabilities that will be included in the statement of total recognized gains and losses for 2004. For the Group’s US GAAP reporting, the decrease will be amortized over the average remaining service period of active plan participants.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles

The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

(i)	Group consolidation

Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to undivided interests in pipelines from production facilities to terminals for shipping or onward transmission (such as the Trans Alaska Pipeline System and UK Central Area Transmission System) and oil and natural gas exploration and production activities where the Group has a direct interest in the field or a contractual right to a share of production. The operations of the pipeline or field may be undertaken by one participant on behalf of all other participants or by a company specifically created for this purpose. In either case contractual arrangements specify the allocation of costs between participants. US GAAP permits such arrangements to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, interest expense and taxation of joint ventures and associated undertakings. In addition the Group’s share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, interest expense and taxation) are included in the income statement as a single line item.

UK GAAP requires the Group’s share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

Increase (decrease) in caption heading	Three months ended September 30, 2004 (Unaudited)
	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Other income	178	738	916
Share of profits of JVs and associated undertakings	1,117	(1,117)	–
Exceptional items before taxation	(15)	–	(15)
Interest expense	156	(53)	103
Taxation	2,109	(326)	1,783
Profit for the period	4,483	–	4,483

Increase (decrease) in caption heading	Nine months ended September 30, 2004 (Unaudited)
	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Other income	429	1,721	2,150
Share of profits of JVs and associated undertakings	2,626	(2,626)	–
Exceptional items before taxation	1,088	–	1,088
Interest expense	453	(156)	297
Taxation	6,130	(749)	5,381
Profit for the period	13,197	–	13,197

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(i)	Group consolidation – concluded

Increase (decrease) in caption heading	Three months ended September 30, 2003 (Unaudited)
	As Reported	Reclassification	US GAAP Presentation
	($ million)

Consolidated statement of income
Other income	148	301	449
Share of profits of JVs and associated undertakings	433	(433)	–
Exceptional items before taxation	172	–	172
Interest expense	159	(34)	125
Taxation	1,428	(98)	1,330
Profit for the period	2,344	–	2,344

Increase (decrease) in caption heading	Nine months ended September 30, 2003 (Unaudited)
	As Reported	Reclassification	US GAAP Presentation
	($ million)
Consolidated statement of income
Other income	476	692	1,168
Share of profits of JVs and associated undertakings	944	(944)	–
Exceptional items before taxation	846	–	846
Interest expense	484	(86)	398
Taxation	4,954	(166)	4,788
Profit for the period	8,148	–	8,148

(ii)	Exceptional items

Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles - continued

(iii)	Deferred taxation/business combinations

US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2004	2003	2004	2003

	($ million)
Cost of sales	226	(218)	478	931
Taxation	(258)	219	(549)	(964)
Profit for the period	32	(1)	71	33

	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)
Tangible assets	5,585	6,084
Deferred taxation	5,584	6,149
BP shareholders' interest	1	(65)

(iv)	Provisions

UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

On January 1, 2003 the Group adopted Statement of Financial Accounting Standards No. 143 ‘Accounting for Asset Retirement Obligations’ (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Unwinding of the discount is included in operating profit for the period.

The provisions for decommissioning under SFAS 143 are set up on a similar basis to UK GAAP except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(iv)	Provisions – concluded

The cumulative effect of adopting SFAS 143 at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $1,002 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of $687 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of $315 million. The effect of adoption on the three months and nine months ended September 30, 2003 was to increase profit for the three month period by $10 million and decrease profit for the nine months prior by $97 million before cumulative effect of accounting changes as adjusted to accord with US GAAP.

Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2004	2003	2004	2003

	($ million)

Cost of sales	206	68	291	129
Interest expense	(48)	(45)	(146)	(131)
Taxation	(36)	(51)	(43)	(51)
Profit for the period before cumulative
effect of accounting change	(122)	28	(102)	53
Cumulative effect of accounting change,
net of taxation	–	–	–	1,002
Profit for the period	(122)	28	(102)	1,055

	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)
Tangible assets	(810)	(835)
Provisions	(492)	(636)
Deferred taxation	(114)	(71)
BP shareholders' interest	(204)	(128)

The following data summarizes the movements in the asset retirement obligation, as adjusted to accord with US GAAP, for the nine months ended September 30, 2004.

($ million)
At January 1, 2004	3,872
Exchange adjustments	17
New provisions	226
Unwinding of discount	158
Utilized/deleted	(231)

At September 30, 2004	4,402

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(v)	Sale and leaseback

The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction. The remaining interest in this building was sold in January 2003.

Provisions were recognized under UK GAAP in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP. Following the disposal of the building a provision has now been recognized for US GAAP.

Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit is being amortized over the term of the operating lease.

The adjustments to profit for the period and BP shareholders’ interest to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2004	2003	2004	2003

	($ million)

Cost of sales	(3)	(23)	(8)	(135)
Taxation	–	7	2	46
Profit for the period	3	16	6	89

	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)
Other accounts payable and accrued liabilities	22	24
Provisions	26	32
Deferred taxation	(17)	(19)
BP shareholders' interest	(31)	(37)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(vi)	Goodwill and intangible assets

There are two main differences in the basis for determining goodwill between UK and US GAAP which result in the amount of goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

Goodwill represents the difference between the consideration paid in an acquisition and the fair value of the assets and liabilities acquired. Where shares are issued in connection with an acquisition UK GAAP requires that the shares issued be valued at the time the public offer becomes unconditional. For US GAAP the consideration is determined at the date the offer is made.

US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of the assets acquired and liabilities assumed in an acquisition, whereas under UK GAAP no such deferred tax liability or asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

During the second quarter of 2004 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review. For the purposes of this impairment review the reporting unit is one level below an operating segment.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2004	2003	2004	2003

	($ million)

Cost of sales	(360)	(342)	(1,076)	(1,027)
Profit for the period	360	342	1,076	1,027

	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)

Intangible assets	2,751	1,669
BP shareholders' interest	2,751	1,669

In accordance with Group accounting practice, exploration licence acquisition costs are initially capitalized as an intangible fixed asset and are amortized over the estimated period of exploration. Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to tangible production assets. Where exploration is unsuccessful, the unamortized cost is charged against income. At September 30, 2004 and December 31, 2003, exploration licence acquisition costs included in the Group’s tangible fixed assets and intangible fixed assets, net of accumulated amortization, were as follows.

	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)
Exploration licence acquisition cost included
in fixed assets (net of accumulated amortization)
Tangible fixed assets	1,900	1,300
Intangible fixed assets	575	600

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(vi)	Goodwill and intangible assets – concluded

Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the nine months ended September 30, 2004 are shown below.

	Exploration expenditure	Goodwill	Gain on asset exchange (see (viii))	Additional minimum pension liability (see (xiii))	Other intangibles	Total
	($ million)
Net book amount
Amortization expense	4,236	10,838	148	43	237	15,502
Amortization expense	(123)	–	(14)	–	(39)	(176)
Other movements	226	34	–	–	84	344

At September 30, 2004	4,339	10,872	134	43	282	15,670

Amortization expense relating to other intangibles is expected to be in the range $50-$75 million in each of the succeeding five years.

(vii)	Derivative financial instruments and hedging activities

Statement of Financial Accounting Standards No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (SFAS 133) requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

All oil price derivatives and all derivatives held for trading are carried on the Group’s balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for certain of these contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. Under SFAS 133, these contracts are marked-to-market.

In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, ‘Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10 “Accounting for Contracts Involved in Energy Trading and Risk Management Activities”’ (EITF 02-3). This consensus, which rescinded EITF Issue No. 98-10 ‘Accounting for Contracts Involved in Energy Trading and Risk Management Activities’ (EITF 98-10), requires all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) to be accounted for as executory contracts on an accrual basis. Under EITF 98-10, such contracts were accounted for at fair value.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(vii)	Derivative financial instruments and hedging activities – concluded

The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

For BP’s reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

The cumulative effect of adopting the consensus at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $50 million.

EITF 02-3 also requires trading inventories to be accounted for at historical cost. The Group marks trading inventories to market at the balance sheet date. As such, a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders’ interest due to the difference in inventory valuations.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2004	2003	2004	2003

	($ million)
Cost of sales	10	17	123	(418)
Taxation	23	(7)	(8)	145
Profit for the period before cumulative
effect	(33)	(10)	(115)	273
of accounting change
Cumulative effect of accounting change,
net of taxation	–	–	–	50
Profit for the period	(33)	(10)	(115)	323

	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)
Inventories	522	(150)
Accounts payable and accrued liabilities	737	(58)
Deferred taxation	(25)	(20)
BP shareholders' interest	(190)	(72)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(viii)	Gain arising on asset exchange

For UK GAAP the transaction with Solvay in 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition which gave rise to a gain on disposal. For US GAAP reporting, the gain is being recognized over 10 years.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2004	2003	2004	2003

	($ million)

Cost of sales	6	6	19	17
Taxation	(2)	(2)	(7)	(6)
Profit for the period	(4)	(4)	(12)	(11)

	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)

Intangible assets	134	148
Accounts payable and accrued liabilities	(47)	(51)
Deferred taxation	63	70
BP shareholders' interest	118	129

(ix)	Consolidation of variable interest entities

In January 2003, the FASB issued FASB Interpretation No. 46 ‘Consolidation of Variable Interest Entities’ (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns.

The Group currently has several ships under construction which will be accounted for under UK GAAP as operating leases. Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group. The maximum exposure to loss as a result of the Group’s involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

The adoption of Interpretation 46 did not have a significant effect on profit, as adjusted to accord with US GAAP. The adjustments to BP shareholders’ interest to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)

Tangible assets	460	217
Accounts payable and accrued liabilities	(460)	(217)
BP shareholders' interest	–	–

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(x)	Pensions and other postretirement benefits

With effect from January 1, 2004 BP adopted Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17). FRS 17 requires that the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding should be included in the financial statements at fair value and that the operating costs of providing retirement benefits to employees should be recognized in the income statement in the periods in which the benefits are earned by employees. This contrasts with Statement of Financial Accounting Standards No. 87 ‘Employers’ Accounting for Pensions’ (SFAS 87) which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee’s services. Under SFAS 87 the difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

The adjustments to profit for the period and to BP shareholders’ interest to accord with US GAAP are summarized below.

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
Increase (decrease) in caption heading	2004	2003	2004	2003

	($ million)

Cost of sales	115	13	309	39
Other finance expense	(9)	(85)	(11)	(255)
Taxation	(28)	22	(78)	69
Profit for the period	(78)	50	(220)	147

	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)
Other receivables falling due after more than one year	6,772	6,814
Provisions for liabilities and charges - other	(7,026)	6,878
Defined benefit pension plans surplus	(1,292)	(1,021)
Defined benefit pension plan and other postretirement benefit
plan deficits	7,682	7,510
Deferred taxation	(834)	902
BP shareholders' interest	5,302	5,523

(xi)	Dividends

Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

The adjustment to BP shareholders’ interest to accord with US GAAP is shown below.

Increase (decrease) in caption heading	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)

Other accounts payable and accrued liabilities	(1,530)	(1,495)
BP shareholders' interest	1,530	1,495

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

(xii)	Investments

Under UK GAAP certain of the Group’s equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is ‘other than temporary’ the unrealized loss is accounted for as a realized loss and charged against income.

In February 2003, BP called its $420 Exchangeable Bonds which were exchangeable for Lukoil American Depositary Shares (ADSs). Bondholders converted to ADSs before the redemption date. For the nine months ended September 30, 2003, gains of $99 million were reclassified from comprehensive income to net income.

The Group sold its investments in Petrochina and Sinopec in January and February 2004, respectively, resulting in a gain on disposal of $1,314 million. For the nine months ended September 30, 2004 gains of $1,165 million were reclassified from comprehensive income to net income.

The adjustments to accumulated other comprehensive income (BP shareholders’ interest) to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)

Fixed assets - Investments	191	1,924
Deferred taxation	67	673
BP shareholders' interest	124	1,251

(xiii)	Additional minimum pension liability

Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

The adjustments to accumulated other comprehensive income (BP shareholders’ interest) to accord with US GAAP are summarized below.

Increase (decrease) in caption heading	At September 30, 2004 (Unaudited)	At December 31, 2003
	($ million)

Intangible assets	43	43
Non-current liabilities - accounts payable and accrued liabilities	478	478
Deferred taxation	(158)	(158)
BP shareholders' interest	(277)	(277)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

The following is a summary of the adjustments to profit for the period and to BP shareholders’ interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

Profit for the period	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
Profit as reported in the consolidated
statement of income	4,483	2,344	13,197	8,148
Adjustments:
Deferred taxation/business combinations (iii)	32	(1)	71	33
Provisions (iv)	(122)	28	(102)	53
Sale and leaseback (v)	3	16	6	89
Goodwill and intangible assets(vi)	360	342	1,076	1,027
Derivative financial instruments (vii)	(33)	(10)	(115)	273
Gain arising on asset exchange (viii)	(4)	(4)	(12)	(11)
Pensions and other postretirement benefits (x)	(78)	50	(220)	147
Other	3	5	10	11

	161	426	714	1,622
Profit for the period as adjusted to
accord with US GAAP before cumulative
effect of accounting changes	4,644	2,770	13,911	9,770
Cumulative effect of accounting changes:
Provisions	–	–	–	1,002
Derivative financial instruments	–	–	–	50

Profit for the period as adjusted to
accord with US GAAP	4,644	2,770	13,911	10,822

Profit for the period as adjusted:
Per ordinary share - cents
Basic - before cumulative effect of	21.42	12.55	63.54	44.02
accounting changes
Cumulative effect of accounting changes
Provisions	–	–	–	4.51
Derivative financial instruments	–	–	–	0.23

	21.42	12.55	63.54	48.76

Diluted - before cumulative effect
of accounting changes	21.15	12.41	62.37	43.77
Cumulative effect of accounting changes
Provisions	–	–	–	4.49
Derivative financial instruments	–	–	–	0.22

	21.15	12.41	62.37	48.48

Per American Depositary Share - cents (b)
Basic - before cumulative effect of	128.52	75.30	381.24	264.12
accounting changes
Cumulative effect of accounting changes
Provisions	–	–	–	27.06
Derivative financial instruments	–	–	–	1.38

	128.52	75.30	381.24	292.56

Diluted - before cumulative effect of
accounting changes	126.90	74.46	374.22	262.62
Cumulative effect of accounting changes
Provisions	–	–	–	26.94
Derivative financial instruments	–	–	–	1.32

	126.90	74.46	374.22	290.88

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

BP shareholders' interest	September 30, 2004 (Unaudited)	December 31, 2003
	($ million)
BP shareholders' interest as reported
in the consolidated balance sheet	74,941	70,319
Adjustments:

Deferred taxation/business combinations (iii)	1	(65)
Provisions (iv)	(204)	(128)
Sale and leaseback (v)	(31)	(37)
Goodwill and intangible assets (vi)	2,751	1,669
Derivative financial instruments (vii)	(190)	(72)
Gain arising on asset exchange (viii)	118	129
Consolidation of variable interest entities (ix)	–	–
Pensions and other postretirement benefits (x)	5,302	5,523
Dividends (xi)	1,530	1,495
Investments (xii)	124	1,251
Additional minimum pension liability (xiii)	(277)	(277)
Other	(32)	(43)

	9,092	9,445

BP shareholders' interest as adjusted
to accord with US GAAP	84,033	79,764

(a)	The profit reported under UK GAAP for the three months and nine months ended September 30, 2003, and BP shareholders’ interest at December 31, 2003, have been restated to reflect the adoption of FRS 17 and UITF 38. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit and BP shareholders’ interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 17 and UITF 38.

(b)	One American Depositary Share is equivalent to six ordinary shares.

Comprehensive income

The components of comprehensive income, net of related tax are as follows:

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
Profit for the period as adjusted
to accord with US GAAP	4,644	2,770	13,911	10,822
Currency translation differences	50	230	(152)	1,723
Investments
Unrealized gains	21	144	38	543
Unrealized losses	–	–	–	–
Less: reclassification adjustment for
gains included in net income	–	–	(1,165)	(99)
Additional minimum pension liability	–	–	–	–

Comprehensive income	4,715	3,144	12,632	12,989

Accumulated other comprehensive income at September 30, 2004 and December 31, 2003 comprised losses of $2,159 million and $3,438 million, respectively.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

Consolidated statement of cash flows

The Group’s financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 ‘Statement of Cash Flows’ (SFAS 95).

Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS 95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
Operating activities
Profit after taxation	4,541	2,387	13,351	8,277
Adjustments to reconcile profits after tax to
net cash provided by operating activities
Depreciation and amounts provided	2,648	2,485	8,200	7,847
Exploration expenditure written off	34	75	123	168
Net charge for pensions and other postretirement
benefits, less contributions	48	(440)	(7)	(468)
Share of profits of joint ventures and associated
undertakings less dividends received	392	(197)	(278)	(315)
(Profit) loss on sale of businesses and fixed assets	15	(172)	(1,088)	(846)
Working capital movement (a)	(2,290)	(270)	(2,344)	(337)
Deferred taxation	430	(100)	580	439
Other	404	381	289	34

Net cash provided by operating activities	6,222	4,149	18,826	14,799

Investing activities
Capital expenditures	(3,308)	(3,116)	(9,115)	(8,824)
Acquisitions, net of cash acquired	23	(2,653)	(1,264)	(2,803)
Investment in associated undertakings	(171)	(243)	(752)	(760)
Net investment in joint ventures	(75)	–	(188)	(16)
Proceeds from disposal of assets	574	874	4,070	5,022

Net cash used in investing activities	(2,957)	(5,138)	(7,249)	(7,381)

Financing activities
Net proceeds from shares issued (repurchased)	(2,180)	31	(5,266)	(1,893)
Proceeds from long-term financing	717	1,433	1,775	2,656
Repayments of long-term financing	(13)	(1,774)	(1,283)	(2,784)
Net increase (decrease) in short-term debt	(141)	1,781	(2,596)	(1,462)
Dividends - BP Shareholders	(1,536)	(1,433)	(4,506)	(4,216)
- Minority shareholders	(15)	(4)	(25)	(17)

Net cash used in financing activities	(3,168)	34	(11,901)	(7,716)

Currency translation differences relating to cash
and cash equivalents	21	6	13	58

Increase (decrease) in cash and cash equivalents	118	(949)	(311)	(240)
Cash and cash equivalents at beginning of period	1,703	2,444	2,132	1,735

Cash and cash equivalents at end of period	1,821	1,495	1,821	1,495

(a) Working capital:
Inventories (increase) decrease	(2,573)	(1,048)	(3,738)	(479)
Receivables (increase) decrease	(3,376)	(53)	(6,374)	(3,464)
Current liabilities - excluding finance debt
increase (decrease)	3,659	831	7,768	3,606

	(2,290)	(270)	(2,344)	(337)

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – continued

Impact of new US accounting standards

Tangible assets: The Securities and Exchange Commission requested the FASB to consider whether oil and natural gas mineral rights held under lease or other contractual arrangement should be classified on the balance sheet as a tangible asset (property, plant and equipment) or as an intangible asset (exploration expenditure). At its March 2004 meeting, the EITF reached a consensus on Issue No. 04-2, (‘Whether Mineral Rights are Tangible or Intangible Assets’) that all mineral rights should be considered tangible assets for accounting purposes. In April 2004, the FASB issued FASB Staff Position Nos. FAS 141-1 and FAS 142-1 (‘Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets’), which amended SFAS 141 and 142 to remove mineral rights as an example of an intangible asset consistent with the EITF’s consensus. The EITF consensus and the FASB Staff Position are effective for reporting periods beginning after April 29, 2004.

Impact of new UK accounting standards

In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 ‘Retirement Benefits’ (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. However, in November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which allows deferral of full adoption to no later than January 1, 2005; although the disclosure requirements apply to periods prior to 2005. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

With effect from January 1, 2004, BP has fully adopted FRS17. This change in accounting policy results in a prior year adjustment. Upon adoption, shareholder funds at January 1, 2003 have been reduced by $5,601 million and profit for the three months and nine months ended September 30, 2003 has been decreased by $50 million and $147 million respectively.

In addition, with effect from January 1, 2004, BP has also changed its accounting policy for shares held in employee share ownership plans for the benefit of employee share schemes.

Urgent Issues Task Force Abstract 38 ‘Accounting for Employee Share Ownership Plan (ESOP) trusts’ (Abstract 38) changes the presentation of an entity’s own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders’ funds. Transactions in an entity’s own shares by an ESOP trust are similarly recorded as changes in shareholders’ funds and do not give rise to gains or losses. This treatment is in line with the accounting for purchases and sales of own shares set out in Urgent Issues Task Force Abstract 37 ‘Purchases and Sales of Own Shares’ (Abstract 37).

Abstract 37 requires a holding of an entity’s own shares to be accounted for as a deduction in arriving at shareholders’ funds, rather than being recorded as assets. Transactions in an entity’s own shares are similarly recorded as changes in shareholders’ funds and do not give rise to gains or losses. Abstract 37 applies where a company purchases treasury shares under new legislation that came into effect in December 2003.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

16.	US generally accepted accounting principles – concluded

Impact of new UK accounting standards - concluded

Urgent Issues Task Force Abstract 17 ‘Employee share schemes’ (Abstract 17) was amended by Abstract 38 to reflect the consequences for the profit and loss account of the changes in the presentation of an entity’s own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. The effect of adopting Abstract 17 was to reduce BP shareholders’ interest at December 31, 2003 by $96 million; the impact on profit before taxation for 2003 was negligible.

Impact of International accounting standards

An ‘International Accounting Standards Regulation’ was adopted by the Council of the European Union (EU) in June 2002. This regulation, which automatically becomes law in all EU countries, requires all EU companies listed on a EU Stock Exchange to use ‘endorsed’ International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), to report their consolidated results with effect from January 1, 2005. The IASB published 15 revised standards in December 2003 and the remaining standards of its stable platform on June 30, 2004. The stable platform is the set of IFRS to be adopted on a mandatory basis in 2005. A process of endorsement of IFRS has been established by the EU for completion in due time to allow adoption by companies in 2005, but objections to certain IFRS by certain EU member states may disrupt this process.

BP has established a broadly based project team involving representatives of business segments and functions to plan for and achieve a smooth transition to IFRS. The project team is looking at all implementation aspects, including changes to accounting policies, systems impacts and the wider business issues that may arise from such a fundamental change. We currently expect that the Group will be fully prepared for the transition in 2005.

The Group has not yet determined the effects of adopting IFRS. Our preliminary view is that the major differences between our current accounting practice and IFRS will be in respect of hedge accounting, accounting for embedded derivatives and other items falling within the scope of the financial instruments standards, accounting for business combinations, deferred tax and share-based payments.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

17.	TNK-BP operational and financial information

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003*	2004	2003*
Production (Net of Royalties) (BP share)
Crude oil (mb/d)	858	654	813	654
Natural gas (mmcf/d)	505	239	446	239
Total hydrocarbons (mboe/d) (a)	945	695	889	695

	($ million)
Income statement (BP share)
Total operating profit	807	158	1,762	158
Profit (loss) on sale of fixed assets and businesses	–	–	–	–
Interest expense	(23)	(13)	(79)	(13)
Taxation	(257)	(30)	(543)	(30)
Minority shareholders' interest	(6)	(1)	(26)	(1)

Net income	521	114	1,114	114

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
*	August 29, 2003 – September 30, 2003.

18.	Condensed consolidating information

BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group’s share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.     Condensed consolidating information – continued

	Issuer	Guarantor
Income statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2004
Turnover	899	–	73,852	(899)	73,852
Less: Joint ventures	–	–	2,967	–	2,967

Group turnover	899	–	70,885	(899)	70,885
Cost of sales	320	–	61,140	(903)	60,557
Production taxes	60	–	493	–	553

Gross profit	519	–	9,252	4	9,775
Distribution and administration expenses	–	79	3,956	–	4,035
Exploration expense	–	–	135	–	135

	519	(79)	5,161	4	5,605
Other income	4	358	198	(382)	178

Group operating profit	523	279	5,359	(378)	5,783
Share of profits of joint ventures	–	–	943	–	943
Share of profits of associated undertakings	–	–	174	–	174
Equity accounted income of subsidiaries	136	6,940	–	(7,076)	–

Total operating profit	659	7,219	6,476	(7,454)	6,900
Profit (loss) on sale of fixed assets
and businesses or termination of	–	(15)	(15)	15	(15)
operations

Profit before interest and tax	659	7,204	6,461	(7,439)	6,885
Interest expense	17	533	539	(933)	156
Other finance expense	3	79	158	(161)	79

Profit before taxation	639	6,592	5,764	(6,345)	6,650
Taxation	(58)	2,109	2,215	(2,157)	2,109

Profit after taxation	697	4,483	3,549	(4,188)	4,541
Minority shareholders' interest	–	–	58	–	58

Profit for the period	697	4,483	3,491	(4,188)	4,483

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

Income statement (continued)

The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2004
Profit as reported	697	4,483	3,491	(4,188)	4,483
Adjustments:
Deferred taxation/business combinations	1	32	31	(32)	32
Provisions	(5)	(122)	(119)	124	(122)
Sale and leaseback	–	3	3	(3)	3
Goodwill	–	360	360	(360)	360
Derivative financial instruments	(47)	(33)	(33)	80	(33)
Gain arising on asset exchange	–	(4)	(4)	4	(4)
Pensions and other postretirement	–	(78)	(68)	68	(78)
benefits
Other	–	3	–	–	3

Profit for the period as adjusted to
accord with US GAAP	646	4,644	3,661	(4,307)	4,644

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.Condensed consolidating information – continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2003
Turnover	784	–	59,164	(784)	59,164
Less: Joint ventures	–	–	914	–	914

Group turnover	784	–	58,250	(784)	58,250
Cost of sales	378	–	50,915	(860)	50,433
Production taxes	58	–	358	–	416

Gross profit	348	–	6,977	76	7,401
Distribution and administration expenses	3	38	3,867	–	3,908
Exploration expense	8	–	129	(1)	136

	337	(38)	2,981	77	3,357
Other income	5	112	207	(173)	151

Group operating profit	342	74	3,188	(96)	3,508
Share of profits of joint ventures	–	–	300	–	300
Share of profits of associated undertakings	–	–	133	–	133
Equity accounted income of subsidiaries	64	3,921	–	(3,985)	–

Total operating profit	406	3,995	3,621	(4,081)	3,941
Profit (loss) on sale of fixed assets
and businesses or termination of	–	184	172	(184)	172
operations

Profit before interest and tax	406	4,179	3,793	(4,265)	4,113
Interest expense	66	256	209	(372)	159
Other finance expense	3	139	188	(191)	139

Profit before taxation	337	3,784	3,396	(3,702)	3,815
Taxation	216	1,428	1,226	(1,442)	1,428

Profit after taxation	121	2,356	2,170	(2,260)	2,387
Minority shareholders' interest	–	–	43	–	43

Profit for the period	121	2,356	2,127	(2,260)	2,344

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

Income statement (continued)

The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2003
Profit as reported	121	2,356	2,127	(2,260)	2,344
Adjustments:
Deferred taxation/business combinations	(3)	(1)	2	1	(1)
Provisions	(20)	28	47	(27)	28
Sale and leaseback	–	16	16	(16)	16
Goodwill	–	342	342	(342)	342
Derivative financial instruments	8	(10)	(10)	2	(10)
Gain arising on asset exchange	–	(4)	(4)	4	(4)
Pensions and other postretirement	–	50	(42)	42	50
benefits
Other	–	5	5	(5)	5

Profit for the period as adjusted to accord
with US GAAP	106	2,782	2,483	(2,601)	2,770

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2004
Turnover	2,725	–	214,486	(2,725)	214,486
Less: Joint ventures	–	–	6,908	–	6,908

Group turnover	2,725	–	207,578	(2,725)	207,578
Cost of sales	1,058	–	180,686	(2,743)	179,001
Production taxes	189	–	1,313	–	1,502

Gross profit	1,478	–	25,579	18	27,075
Distribution and administration expenses	2	183	10,489	–	10,674
Exploration expense	1	–	378	–	379

	1,475	(183)	14,712	18	16,022
Other income	13	991	496	(1,071)	429

Group operating profit	1,488	808	15,208	(1,053)	16,451
Share of profits of joint ventures	–	–	2,168	–	2,168
Share of profits of associated undertakings	–	–	458	–	458
Equity accounted income of subsidiaries	457	19,167	–	(19,624)	–

Total operating profit	1,945	19,975	17,834	(20,677)	19,077
Profit (loss) on sale of fixed assets
and businesses or termination of	–	1,088	1,088	(1,088)	1,088
operations

Profit before interest and tax	1,945	21,063	18,922	(21,765)	20,165
Interest expense	61	1,505	1,494	(2,607)	453
Other finance expense	10	231	481	(491)	231

Profit before taxation	1,874	19,327	16,947	(18,667)	19,481
Taxation	447	6,130	5,829	(6,276)	6,130

Profit after taxation	1,427	13,197	11,118	(12,391)	13,351
Minority shareholders' interest	–	–	154	–	154

Profit for the period	1,427	13,197	10,964	(12,391)	13,197

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

Income statement (continued)

The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2004
Profit as reported	1,427	13,197	10,964	(12,391)	13,197
Adjustments:
Deferred taxation/business combinations	(8)	71	79	(71)	71
Provisions	(3)	(102)	(101)	104	(102)
Sale and leaseback	–	6	6	(6)	6
Goodwill	–	1,076	1,076	(1,076)	1,076
Derivative financial instruments	(47)	(115)	(115)	162	(115)
Gain arising on asset exchange	–	(12)	(12)	12	(12)
Pensions and other postretirement	–	(220)	(192)	192	(220)
benefits
Other	–	10	7	(7)	10

Profit for the period as adjusted to
accord with US GAAP	1,369	13,911	11,712	(13,081)	13,911

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Income statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2003
Turnover	2,414	–	176,383	(2,414)	176,383
Less: Joint ventures	–	–	1,676	–	1,676

Group turnover	2,414	–	174,707	(2,414)	174,707
Cost of sales	1,107	–	152,187	(2,637)	150,657
Production taxes	184	–	1,118	–	1,302

Gross profit	1,123	–	21,402	223	22,748
Distribution and administration expenses	3	363	10,192	–	10,558
Exploration expense	16	–	334	(1)	349

	1,104	(363)	10,876	224	11,841
Other income	16	494	509	(540)	479

Group operating profit	1,120	131	11,385	(316)	12,320
Share of profits of joint ventures	–	–	522	–	522
Share of profits of associated undertakings	–	–	422	–	422
Equity accounted income of subsidiaries	292	13,321	–	(13,613)	–

Total operating profit	1,412	13,452	12,329	(13,929)	13,264
Profit (loss) on sale of fixed assets
and businesses or termination of	–	860	846	(860)	846
operations

Profit before interest and tax	1,412	14,312	13,175	(14,789)	14,110
Interest expense	199	801	703	(1,219)	484
Other finance expense	8	395	541	(549)	395

Profit before taxation	1,205	13,116	11,931	(13,021)	13,231
Taxation	605	4,954	4,438	(5,043)	4,954

Profit after taxation	600	8,162	7,493	(7,978)	8,277
Minority shareholders' interest	–	–	129	–	129

Profit for the period	600	8,162	7,364	(7,978)	8,148

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

Income statement (concluded)

The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2003
Profit as reported	600	8,162	7,364	(7,978)	8,148
Adjustments:
Deferred taxation/business combinations	(9)	33	42	(33)	33
Provisions	(25)	53	73	(48)	53
Sale and leaseback	–	89	89	(89)	89
Goodwill	–	1,027	1,027	(1,027)	1,027
Derivative financial instruments	8	273	273	(281)	273
Gain arising on asset exchange	–	(11)	(11)	11	(11)
Pensions and other postretirement benefits	–	147	(129)	129	147
Other	–	11	11	(11)	11

Profit for the period before cumulative
effect of accounting changes as adjusted to
accord with US GAAP	574	9,784	8,739	(9,327)	9,770
Cumulative effect of accounting changes:
Provisions	214	1,002	788	(1,002)	1,002
Derivative financial instruments	–	50	50	(50)	50

Profit for the period as adjusted to
accord with US GAAP	788	10,836	9,577	(10,379)	10,822

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.     Condensed consolidating information – continued

	Issuer	Guarantor
Balance sheet	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At September 30, 2004
Fixed assets
Intangible assets	423	–	12,318	–	12,741
Tangible assets	6,325	–	85,592	–	91,917
Investments
Subsidiaries – equity accounted basis	3,082	73,908	–	(76,990)	–
Other	–	2	18,827	–	18,829

	3,082	73,910	18,827	(76,990)	18,829

Total fixed assets	9,830	73,910	116,737	(76,990)	123,487

Current assets
Inventories	78	–	15,009	–	15,087
Receivables	11,859	34,540	50,508	(57,204)	39,703
Investments	–	–	245	–	245
Cash at bank and in hand	(4)	3	1,577	–	1,576

	11,933	34,543	67,339	(57,204)	56,611

Current liabilities – falling due within
one year
Finance debt	57	–	7,610	(2)	7,665
Accounts payable and accrued liabilities	1,158	8,792	55,371	(16,997)	48,324

Net current assets (liabilities)	10,718	25,751	4,358	(40,205)	622

Total assets less current liabilities	20,548	99,661	121,095	(117,195)	124,109
Noncurrent liabilities
Finance debt	--	--	12,780	--	12,780
Accounts payable and accrued liabilities	4,113	80	40,487	(40,205)	4,475
Provisions for liabilities and charges
Deferred taxation	1,751	–	13,219	–	14,970
Other provisions	502	224	8,544	–	9,270

Net assets excluding pension and other
postretirement benefit balances	14,182	99,357	46,065	(76,990)	82,614
Defined benefit pension plan surplus	–	1,209	83	–	1,292
Defined benefit pension plan and other
postretirement benefit plan deficits	(81)	–	(7,601)	–	(7,682)

Net assets	14,101	100,566	38,547	(76,990)	76,224
Minority shareholders' interest – equity	–	–	1,283	–	1,283

BP shareholders' interest	14,101	100,566	37,264	(76,990)	74,941

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At September 30, 2004
Capital and reserves
Capital shares	3,353	5,450	–	(3,353)	5,450
Paid-in surplus	3,145	6,211	–	(3,145)	6,211
Merger reserve	–	26,453	697	–	27,150
Other reserves	–	56	–	–	56
Shares held by ESOP trusts	–	(101)	–	–	(101)
Retained earnings	7,603	62,497	36,567	(70,492)	36,175

	14,101	100,566	37,264	(76,990)	74,941

The following is a summary of the adjustments to BP shareholders’ interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Shareholders' interest as reported	14,101	100,566	37,264	(76,990)	74,941
Adjustments:
Deferred taxation/business combinations	54	1	(53)	(1)	1
Provisions	24	(204)	(229)	205	(204)
Sale and leaseback	–	(31)	(31)	31	(31)
Goodwill	–	2,751	2,751	(2,751)	2,751
Derivative financial instruments	(110)	(190)	(190)	300	(190)
Gain arising on asset exchange	–	118	118	(118)	118
Pensions and other postretirement	82	5,302	3,737	(3,819)	5,302
benefits
Dividends	–	1,530	–	–	1,530
Investments	–	124	124	(124)	124
Additional minimum pension liability	–	(277)	(277)	277	(277)
Other	–	(32)	(32)	32	(32)

Shareholders' interest as adjusted
to accord with US GAAP	14,151	109,658	43,182	(82,958)	84,033

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Balance sheet (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2003
Fixed assets
Intangible assets	424	–	13,218	–	13,642
Tangible assets	6,432	–	85,479	–	91,911
Investments
Subsidiaries – equity-accounted basis	2,814	78,076	–	(80,890)	–
Other	–	2	17,456	–	17,458

	2,814	78,078	17,456	(80,890)	17,458

Total fixed assets	9,670	78,078	116,153	(80,890)	123,011

Current assets
Inventories	102	–	11,515	–	11,617
Receivables	11,150	24,300	43,341	(44,889)	33,902
Investments	–	–	185	–	185
Cash at bank and in hand	(5)	3	1,949	–	1,947

	11,247	24,303	56,990	(44,889)	47,651

Current liabilities – falling due within
one year
Finance debt	55	–	9,401	–	9,456
Accounts payable and accrued liabilities	1,541	6,746	48,376	(15,535)	41,128

Net current assets (liabilities)	9,651	17,557	(787)	(29,354)	(2,933)

Total assets less current liabilities	19,321	95,635	115,366	(110,244)	120,078
Noncurrent liabilities
Finance debt	–	–	12,869	–	12,869
Accounts payable and accrued liabilities	4,272	50	31,122	(29,354)	6,090
Provisions for liabilities and charges
Deferred taxation	1,745	–	12,626	–	14,371
Other provisions	505	216	8,094	–	8,815

Net assets excluding pension and other
postretirement benefit balances	12,799	95,369	50,655	(80,890)	77,933
Defined benefit pension plan surplus	–	1,093	(72)	–	1,021
Defined benefit pension plan and other
postretirement benefit plan deficits	(82)	–	(7,510)	82	(7,510)

Net assets	12,717	96,462	43,073	(80,808)	71,444
Minority shareholders' interest – equity	–	–	1,125	–	1,125

BP shareholders' interest	12,717	96,462	41,948	(80,808)	70,319

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Balance sheet (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
At December 31, 2003
Capital and reserves
Capital shares	1,903	5,552	–	(1,903)	5,552
Paid-in surplus	3,145	4,480	–	(3,145)	4,480
Merger reserve	–	26,380	697	–	27,077
Other reserves	–	129	–	–	129
Shares held by ESOP trusts	–	(96)	–	–	(96)
Retained earnings	7,669	60,017	41,251	(75,760)	33,177

	12,717	96,462	41,948	(80,808)	70,319

The following is a summary of the adjustments to BP shareholders’ interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Shareholders' interest as reported	12,717	96,462	41,948	(80,808)	70,319
Adjustments:
Deferred taxation/business combinations	62	(65)	(127)	65	(65)
Provisions	27	(128)	(155)	128	(128)
Sale and leaseback	–	(37)	(37)	37	(37)
Goodwill	–	1,669	1,669	(1,669)	1,669
Derivative financial instruments	(63)	(72)	(9)	72	(72)
Gain arising on asset exchange	–	129	129	(129)	129
Pensions and other postretirement benefits	82	5,523	4,047	(4,129)	5,523
Dividends	–	1,495	–	–	1,495
Investments	–	1,251	1,251	(1,251)	1,251
Additional minimum pension liability	–	(277)	(277)	277	(277)
Other	–	(43)	(43)	43	(43)

Shareholders' interest as adjusted
to accord with US GAAP	12,825	105,907	48,396	(87,364)	79,764

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Cash flow statement	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2004
Net cash inflow (outflow) from
operating activities	647	3,192	3,080	–	6,919
Dividends from joint ventures	–	–	1,061	–	1,061
Dividends from associated undertakings	–	–	69	–	69
Dividends from subsidiaries	8	112	–	(120)	–
Net cash inflow (outflow) from servicing of
finance and returns on investments	(32)	412	(491)	–	(111)
Tax paid	(54)	–	(1,734)	–	(1,788)
Net cash inflow (outflow) for capital
expenditure and financial investment	(88)	–	(2,626)	–	(2,714)
Net cash inflow (outflow) for acquisitions
and disposals	–	–	(186)	–	(186)
Equity dividends paid	–	(1,536)	(120)	120	(1,536)

Net cash inflow (outflow)	481	2,180	(947)	–	1,714

Financing	488	2,180	(1,051)	–	1,617
Management of liquid resources	–	–	73	–	73
Increase (decrease) in cash	(7)	–	31	–	24

	481	2,180	(947)	–	1,714

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Net cash provided by (used in)
operating activities	600	3,716	1,985	(79)	6,222
Net cash provided by (used in)
investing activities	(89)	–	(2,812)	(56)	(2,957)
Net cash provided by (used in)
financing activities	(518)	(3,716)	931	135	(3,168)
Currency translation differences relating to
cash and cash equivalents	–	–	21	–	21

Increase (decrease) in cash and cash
equivalents	(7)	–	125	–	118
Cash and cash equivalents at beginning
of period	3	3	1,697	–	1,703

Cash and cash equivalents at end
of period	(4)	3	1,822	–	1,821

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Three months ended September 30, 2003
Net cash inflow (outflow) from
operating activities	447	(589)	5,021	12	4,891
Dividends from joint ventures	–	–	39	–	39
Dividends from associated undertakings	–	–	65	–	65
Dividends from subsidiaries	8	4,568	–	(4,576)	–
Net cash inflow (outflow) from servicing of
finance and returns on investments	(35)	53	(118)	–	(100)
Tax paid	(40)	–	(763)	–	(803)
Net cash inflow (outflow) for capital
expenditure and financial investment	(92)	(2,665)	568	–	(2,189)
Net cash inflow (outflow) for acquisitions
and disposals	1	12	(2,897)	(12)	(2,896)
Equity dividends paid	–	(1,433)	(4,576)	4,576	(1,433)

Net cash inflow (outflow)	289	(54)	(2,661)	–	(2,426)

Financing	281	(31)	(1,721)	–	(1,471)
Management of liquid resources	–	–	76	–	76
Increase (decrease) in cash	8	(23)	(1,016)	–	(1,031)

	289	(54)	(2,661)	–	(2,426)

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Net cash provided by (used in)
operating activities	416	4,032	4,244	(4,543)	4,149
Net cash provided by (used in)
investing activities	(92)	(2,653)	(2,329)	(64)	(5,138)
Net cash provided by (used in)
financing activities	(316)	(1,402)	(2,855)	4,607	34
Currency translation differences relating to
cash and cash equivalents	–	–	6	–	6

Increase (decrease) in cash and cash
equivalents	8	(23)	(934)	–	(949)
Cash and cash equivalents at beginning
of period	(11)	18	2,437	–	2,444

Cash and cash equivalents at end
of period	(3)	(5)	1,503	–	1,495

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

18.	Condensed consolidating information – continued

	Issuer	Guarantor
Cash flow statement (continued)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2004
Net cash inflow (outflow) from
operating activities	1,781	(6,843)	25,889	683	21,510
Dividends from joint ventures	–	–	1,246	–	1,246
Dividends from associated undertakings	–	–	197	–	197
Dividends from subsidiaries	16	15,521	–	(15,537)	–
Net cash inflow (outflow) from servicing of
finance and returns on investments	(61)	1,095	(675)	(683)	(324)
Tax paid	(128)	(1)	(3,858)	–	(3,987)
Net cash inflow (outflow) for capital
expenditure and financial investment	(276)	–	(4,952)	–	(5,228)
Net cash inflow (outflow) for acquisitions
and disposals	–	–	(1,862)	–	(1,862)
Equity dividends paid	–	(4,506)	(15,537)	15,537	(4,506)

Net cash inflow (outflow)	1,332	5,266	448	–	7,046

Financing	1,331	5,266	773	–	7,370
Management of liquid resources	–	–	58	–	58
Increase (decrease) in cash	1	–	(383)	–	(382)

	1,332	5,266	448	–	7,046

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Net cash provided by (used in)
operating activities	1,668	9,772	22,799	(15,413)	18,826
Net cash provided by (used in)
investing activities	(276)	–	(6,814)	(159)	(7,249)
Net cash provided by (used in)
financing activities	(1,391)	(9,772)	(16,310)	15,572	(11,901)
Currency translation differences relating to
cash and cash equivalents	–	–	13	–	13

Increase (decrease) in cash and cash equivalents	1	–	(312)	–	(311)
Cash and cash equivalents at beginning
of period	(5)	3	2,134	–	2,132

Cash and cash equivalents at end
of period	(4)	3	1,822	–	1,821

BP p.l.c. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – concluded

18.	Condensed consolidating information – concluded

	Issuer	Guarantor
Cash flow statement (concluded)	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Nine months ended September 30, 2003
Net cash inflow (outflow) from
operating activities	1,337	(14,131)	30,978	14	18,198
Dividends from joint ventures	–	–	80	–	80
Dividends from associated undertakings	–	–	297	–	297
Dividends from subsidiaries	18	22,701	–	(22,719)	–
Net cash inflow (outflow) from servicing of
finance and returns on investments	(57)	123	(701)	–	(635)
Tax paid	(87)	(3)	(3,198)	–	(3,288)
Net cash inflow (outflow) for capital
expenditure and financial investment	(304)	(2,607)	(940)	–	(3,851)
Net cash inflow (outflow) for acquisitions
and disposals	10	14	(3,410)	(14)	(3,400)
Equity dividends paid	–	(4,216)	(22,719)	22,719	(4,216)

Net cash inflow (outflow)	917	1,881	387	–	3,185

Financing	909	1,887	687	–	3,483
Management of liquid resources	–	–	182	–	182
Increase (decrease) in cash	8	(6)	(482)	–	(480)

	917	1,881	387	–	3,185

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

	Issuer	Guarantor
	BP Exploration (Alaska) Inc.	BP p.l.c.	Other subsidiaries	Eliminations and reclassifications	BP Group
	($ million)
Net cash provided by (used in)
operating activities	1,278	8,691	27,456	(22,626)	14,799
Net cash provided by (used in)
investing activities	(304)	(2,593)	(4,350)	(134)	(7,381)
Net cash provided by (used in)
financing activities	(966)	(6,104)	(23,406)	22,760	(7,716)
Currency translation differences relating to
cash and cash equivalents	–	–	58	–	58

Increase (decrease) in cash and cash
equivalents	8	(6)	(242)	–	(240)
Cash and cash equivalents at beginning
of period	(11)	1	1,745	–	1,735

Cash and cash equivalents at end
of period	(3)	(5)	1,503	–	1,495

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL INDICATORS

	Three months ended September 30 (Unaudited)			Nine months ended September 30 (Unaudited)
	2004		2003	2004		2003
Average crude oil realizations – $/bbl
UK	40.33		27.68	34.21		28.33
USA	39.52		28.61	35.87		29.19
Rest of World	38.01		26.30	33.83		26.69
BP average	39.43		27.72	34.93		28.25
Average natural gas liquids realizations – $/bbl
UK	34.29		22.62	28.84		20.09
USA	27.59		18.37	24.31		18.15
Rest of World	30.63		21.76	25.81		21.65
BP average	28.77		19.39	25.13		18.96
Average liquids realizations (a) – $/bbl
UK	40.06		27.34	33.92		27.83
USA	37.46		26.90	33.96		27.34
Rest of World	37.53		25.98	33.30		26.35
BP average	38.29		26.79	33.89		27.24
Average natural gas realizations – $/mcf
UK	3.60		2.69	4.03		2.99
USA	4.94		4.14	4.92		4.66
Rest of World	2.71		2.31	2.64		2.51
BP average	3.66		3.08	3.71		3.46
Total hydrocarbons – $/boe
UK	33.42		22.71	29.96		23.62
USA	33.61		25.63	31.62		27.21
Rest of World	24.28		19.27	22.50		20.29
BP average	30.08		22.58	28.03		23.88
Average oil marker prices – $/bbl
Brent oil price	41.54		28.38	36.31		28.64
West Texas Intermediate oil price	43.88		30.19	39.18		31.08
Alaska North Slope US West Coast	41.82		28.83	37.70		29.69
Henry Hub gas price (b) ($/mmbtu)	5.75		4.97	5.81		5.65
UK Gas – National Balancing point (p/therm)	23.63		15.08	22.98		17.92
Global Indicator Refining Margins (c) – $/bbl
Northwest Europe	4.37		2.47	4.15		2.77
US Gulf Coast	6.99		5.61	7.72		5.11
Midwest	5.01		6.39	6.25		5.09
US West Coast	11.28		9.04	11.62		7.39
Singapore	5.48		1.27	3.92		1.63
BP average	6.20		4.59	6.26		4.13
Chemicals Indicator Margin (d) – $/te	139	(e)	109	131	(e)	113

BP p.l.c. AND SUBSIDIARIES
ENVIRONMENTAL INDICATORS — concluded

(a)	Crude oil and natural gas liquids.

(b)	Henry Hub First of Month Index.

(c)	The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

(d)	The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP’s product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(e)	Provisional. The data for the third quarter is based on two months’ actuals and one month of provisional data.

The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

US dollar/sterling exchange rates	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
Average rate for the period	1.82	1.61	1.82	1.61
Period-end rate	1.80	1.66	1.80	1.66

BP p.l.c. AND SUBSIDIARIES
OPERATING INFORMATION

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
Crude oil production
(thousand barrels per day) (net of royalties)
UK	281	312	315	359
Rest of Europe	68	74	74	81
USA	495	558	533	578
Rest of World	1,454	908	1,398	780

Total crude oil production	2,298	1,852	2,320	1,798

Natural gas liquids production
(thousand barrels per day) (net of royalties)
UK	13	23	18	24
Rest of Europe	3	5	4	5
USA	134	141	138	150
Rest of World	31	33	30	32

Total natural gas liquids production	181	202	190	211

Liquids production (a)
(thousand barrels per day) (net of royalties)
UK	294	335	333	383
Rest of Europe	71	79	78	86
USA	629	699	671	728
Rest of World	1,485	941	1,428	812

Total liquids production	2,479	2,054	2,510	2,009

Natural gas production (million cubic feet per day)
(net of royalties)
UK	903	1,267	1,156	1,489
Rest of Europe	110	98	129	111
USA	2,685	3,005	2,781	3,194
Rest of World	4,577	4,031	4,367	3,823

Total natural gas production	8,275	8,401	8,433	8,617

Total production (b)
(thousand barrels of oil equivalent per day)
(net of royalties)
UK	450	553	532	640
Rest of Europe	90	96	100	105
USA	1,092	1,217	1,151	1,279
Rest of World	2,274	1,636	2,181	1,471

Total production	3,906	3,502	3,964	3,495

BP p.l.c. AND SUBSIDIARIES
OPERATING INFORMATION — concluded

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
Natural gas sales volumes (million cubic feet per day)
UK	1,893	2,174	2,471	2,653
Rest of Europe	485	362	398	418
USA	13,585	11,808	13,228	11,328
Rest of World	13,250	11,133	13,078	11,173

Total natural gas sales volumes (c)	29,213	25,477	29,175	25,572

NGL sales volumes (thousand barrels per day)
UK	9	3	7	3
Rest of Europe	7	–	4	–
USA	358	346	384	305
Rest of World	161	187	190	195

Total NGL sales volumes	535	536	585	503

Oil sales volumes (thousand barrels per day)
Refined products
UK	333	270	315	276
Rest of Europe	1,313	1,293	1,327	1,323
USA	1,758	1,828	1,736	1,800
Rest of World	677	657	674	636

Total marketing sales	4,081	4,048	4,052	4,035
Trading/supply sales	2,624	2,647	2,542	2,805

Total refined product sales	6,705	6,695	6,594	6,840
Crude oil	3,572	5,316	4,672	5,175

Total oil sales	10,277	12,011	11,266	12,015

Refinery throughputs (thousand barrels per day)
UK	410	405	403	399
Rest of Europe	882	909	879	951
USA	1,417	1,406	1,350	1,391
Rest of World	296	366	358	383

Total throughput	3,005	3,086	2,990	3,124

Petrochemicals production (thousand tonnes)
UK	728	771	2,424	2,354
Rest of Europe	2,724	2,724	8,178	8,168
USA	2,600	2,507	7,657	7,399
Rest of World	1,097	1,038	3,304	2,869

Total production	7,149	7,040	21,563	20,790

(a)	Crude oil and natural gas liquids.

(b)	Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c)	Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

BP p.l.c. AND SUBSIDIARIES
CAPITAL EXPENDITURE AND ACQUISITIONS

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
By business
Exploration and Production
UK	191	181	555	597
Rest of Europe	68	80	161	204
USA	1,035	989	2,994	2,957
Rest of World (a)	1,150	6,973	4,862	9,017

	2,444	8,223	8,572	12,775

Refining and Marketing
UK	100	89	259	228
Rest of Europe	159	169	424	337
USA	291	322	879	886
Rest of World	59	79	151	130

	609	659	1,713	1,581

Petrochemicals
UK	66	51	108	81
Rest of Europe	69	16	160	68
USA	72	55	187	161
Rest of World	25	60	124	166

	232	182	579	476

Gas, Power and Renewables
UK	6	16	12	48
Rest of Europe	2	6	7	30
USA	14	18	39	111
Rest of World	43	45	150	109

	65	85	208	298

Other businesses and corporate
UK	51	40	66	79
Rest of Europe	–	–	–	1
USA	11	19	33	191
Rest of World	–	–	–	1

	62	59	99	272

	3,412	9,208	11,171	15,402

By geographical area
UK	414	377	1,000	1,033
Rest of Europe	298	271	752	640
USA	1,423	1,403	4,132	4,306
Rest of World (a)	1,277	7,157	5,287	9,423

	3,412	9,208	11,171	15,402

(a)	Nine months ended September 30, 2004 included the investment in TNK’s interest in Slavneft within TNK-BP.

BP p.l.c. AND SUBSIDIARIES
RETURN ON AVERAGE CAPITAL EMPLOYED

	Three months ended September 30 (Unaudited)		Nine months ended September 30 (Unaudited)
	2004	2003	2004	2003
	($ million)
Profit for the period	4,483	2,344	13,197	8,148
Interest (a)	67	82	193	259
Minority shareholders' interest	58	43	154	129

Adjusted profit	4,608	2,469	13,544	8,536

Capital employed at beginning of period:
BP shareholders' interest	72,818	66,056	70,319	63,649
Minority shareholders' interest	1,232	1,016	1,125	638
Finance debt	19,858	18,594	22,325	22,008

Capital employed	93,908	85,666	93,769	86,295

Capital employed at end of period:
BP shareholders' interest	74,941	67,062	74,941	67,062
Minority shareholders' interest	1,283	1,074	1,283	1,074
Finance debt	20,445	19,970	20,445	19,970

Capital employed	96,669	88,106	96,669	88,106

Average capital employed	95,289	86,886	95,219	87,200

ROACE	19.3%	11.4%	19.0%	13.1%

(a)	Excludes interest on joint venture and associated undertaking's debt and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.

BP p.l.c. AND SUBSIDIARIES
NET DEBT RATIO

	At September 30 (Unaudited) 2004	At December 31 2003
	($ million)
Net debt ratio – net debt: net debt + equity
Gross finance debt	20,445	22,325
Cash and current asset investments	1,821	2,132

Net debt	18,624	20,193

Equity	76,224	71,444
Net debt ratio	20%	22%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: November 3, 2004

/s/ D J PEARL
..................................................
D J Pearl Deputy Company Secretary